Exhibit 2.1
Execution Version

AGREEMENT OF MERGER
among:
Mellanox Technologies, Ltd.,
an Israeli public company;
Mondial Acquisition Corporation Ltd.,
an Israeli private company; and
Voltaire Ltd.,
an Israeli public company

Dated as of November 29, 2010

Section 1	1

1.1 Definitions	1
1.2 Other Terms	10

Section 2	11

2.1 Merger of Merger Sub into the Company	11
2.2 Effect of the Merger	11
2.3 Closing; Effective Time	11
2.4 Effect on Shares	12
2.5 Closing of the Company’s Transfer Books	12
2.6 Payment Procedures	12
2.7 Articles of Association of the Surviving Corporation; Officers and Directors of the Surviving Corporation	14
2.8 Further Action	14
2.9 Withholding Tax	14

Section 3. Representations and Warranties of the Company	15

3.1 Due Organization; Subsidiaries; Etc.	15
3.2 Charter Documents; Minutes	16
3.3 Capitalization, Etc.	16
3.4 Filings with Securities Regulators; Financial Statements	17
3.5 Absence of Changes	19
3.6 Title to Tangible Assets	21
3.7 Receivables; Customers; Suppliers	21
3.8 Inventories; Equipment; Real Property	22
3.9 Intellectual Property	23
3.10 Contracts	27
3.11 Liabilities	29
3.12 Compliance with Legal Requirements	29
3.13 Certain Business Practices	29
3.14 Governmental Grants and Authorizations	30
3.15 Tax Matters	31
3.16 Employee and Labor Matters; Benefit Plans	33
3.17 Environmental Matters	39
3.18 Insurance	39
3.19 Transactions with Affiliates; Potential Conflicts of Interest	40
3.20 Legal Proceedings	40
3.21 Products	40
3.22 Authority; Binding Nature of Agreements	41
3.23 No Existing Discussions	41
3.24 Vote Required	41
3.25 Non-Contravention; Consents	42
3.26 Fairness Opinion	43
3.27 Financial Advisors; Transaction Expenses	43
3.28 No Ownership of Parent Ordinary Shares	43

i

3.29 Export Compliance	43
3.30 Full Disclosure	44

Section 4. Representations and Warranties of Parent and Merger Sub	44

4.1 Corporate Organization	44
4.2 Authority; Binding Nature of Agreement	44
4.3 No Shareholder Vote Required	44
4.4 Non-Contravention; Consents	45
4.5 Share Ownership	45
4.6 Financing	45
4.7 Proxy Statement	45
4.8 Absence of Litigation	45
4.9 Merger Sub	46
4.10 Broker	46
4.11 HSR Fair Market Valuation Determination	46

Section 5. Certain Covenants of the Company and Parent	46

5.1 Access and Investigation	46
5.2 Operation of the Company’s Business	47
5.3 Certain Tax Matters	51
5.4 No Solicitation	51

Section 6. Additional Covenants of the Parties	54

6.1 Merger Proposal	54
6.2 Proxy Statement	55
6.3 Company General Meeting	55
6.4 Regulatory Approvals	56
6.5 Company Compensatory Awards	57
6.6 Directors and Officers Indemnification and Liability Insurance	59
6.7 Additional Agreements	61
6.8 Disclosure	61
6.9 Securityholder Litigation	62

Section 7. Conditions Precedent to Obligations of Parent and Merger Sub	62

7.1 Accuracy of Representations	62
7.2 Performance of Covenants	63
7.3 Company Shareholder Approval	63
7.4 Consents	63
7.5 Certificates	63
7.6 Resignations	63
7.7 Employees	63
7.8 No Material Adverse Effect	63
7.9 Antitrust Clearances	64
7.10 No Restraints	64
7.11 No Governmental Litigation	64

ii

7.12 No Other Litigation	64

Section 8. Conditions Precedent to Obligation of the Company	64

8.1 Accuracy of Representations	64
8.2 Performance of Covenants	64
8.3 Company Shareholder Approval	64
8.4 Documents	65
8.5 HSR Act	65
8.6 No Restraints	65
8.7 No Governmental Litigation	65

Section 9. Termination	65

9.1 Termination	65
9.2 Effect of Termination	66
9.3 Expenses; Termination Fees	67

Section 10. Miscellaneous Provisions	68

10.1 Amendment	68
10.2 Waiver	68
10.3 No Survival of Representations and Warranties	68
10.4 Entire Agreement; Counterparts	68
10.5 Governing Law; Venue	68
10.6 Specific Performance	69
10.7 Attorneys’ Fees	69
10.8 Assignability	69
10.9 Notices	69
10.10 Severability	71
10.11 No Other Representations and Warranties	71
10.12 Construction	72
List of Schedules

Schedule 1	Voting Undertaking Company Shareholders
Schedule 1.1(t)	Designated Employees
Schedule 5.2	Operation of the Company’s Business
Schedule 5.3	Certain Tax Matters
Schedule 6.5(a)	Company Compensatory Awards
Schedule 7.4	Consents
Schedule 10.12(f)	Knowledge
 iii

AGREEMENT OF MERGER
     This Agreement of Merger (this “Agreement”) is entered into as of November 29, 2010, by and among Mellanox Technologies, Ltd., a public company formed under the laws of the State of Israel (“Parent”); Mondial Acquisition Corporation Ltd., a private company formed under the laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”); and Voltaire Ltd., a public company formed under the laws of the State of Israel (the “Company”). Certain capitalized terms used in this Agreement are defined in Section 1.
RECITALS
     A. Parent, Merger Sub and the Company intend to effect a merger of Merger Sub into the Company (the “Merger”) in accordance with this Agreement and the Israeli Companies Law. Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Parent.
     B. The respective boards of directors of Parent, Merger Sub and the Company have approved this Agreement and approved the Merger and have approved and declared advisable this Agreement, in each case in accordance with the provisions of the Israeli Companies Law.
     C. In order to induce Parent to enter into this Agreement and to consummate the Merger, concurrently with the execution and delivery of this Agreement, certain shareholders and holders of Company Options and Company RSUs as set forth on Schedule 1 (collectively, the “Voting Undertaking Company Shareholders”) are entering into and delivering certain undertakings to Parent (the “Voting and Support Agreements”).
AGREEMENT
     The parties, intending to be legally bound, agree as follows:
Section 1.
     1.1 Definitions. For purposes of this Agreement, the following terms shall have the following meanings:
          (a) “Acquired Companies” means the Company and its Subsidiaries.
          (b) “Acquired Company Contract” means any Contract (i) to which any of the Acquired Companies is a party, (ii) by which any of the Acquired Companies or any asset or right of any of the Acquired Companies is or may become bound or under which any of the Acquired Companies has, or may become subject to, any obligation, or (iii) under which any of the Acquired Companies has or may acquire any right or interest.
          (c) “Acquired Company IP” means any Intellectual Property Rights or Technology owned or purported to be owned by any of the Acquired Companies, excluding for the avoidance of doubt, Licensed IP.
          (d) “Acquired Company IP Contract” means any Acquired Company Contract that contains any assignment or license of, or covenant not to assert or enforce any Intellectual Property Right, or that otherwise grants any right (i) from an Acquired Company to any

Acquired Company IP or any other Intellectual Property Rights or Technology developed by, with, or for any Acquired Company or licensed from a third party to any Acquired Company (“Outbound IP Agreements”), or (ii) to an Acquired Company of any Acquired Company IP or Intellectual Property Rights or Technology (“Inbound IP Agreements”); in the case of each of (i) and (ii), that relate to Acquired Company IP, other Intellectual Property Rights or Technology that are incorporated into any Acquired Company Product, or are material to, used in or are necessary to the operation of the business as currently conducted.
          (e) “Acquired Company Product” means any product or service of the Acquired Companies that (i) is currently being, or, (ii) since January 1, 2001, has been, developed, sold, supplied, distributed, offered, marketed, promoted, licensed, provided, made available, installed, maintained, supported or serviced by or on behalf of any of the Acquired Companies.
          (f) “Acquisition Proposal” means any offer, proposal, inquiry or indication of interest (other than an offer, proposal or indication of interest by Parent or Merger Sub and their Affiliates or other persons acting in concert with Parent or Merger Sub) for or otherwise relating to any Acquisition Transaction.
          (g) “Acquisition Transaction” means any transaction or series of transactions involving:
               (i) any merger, consolidation, business combination or similar transaction involving the Company pursuant to which either the Company’s shareholders immediately prior to such transaction would own less than 85% of any class of equity securities of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof),
               (ii) any sale or other disposition of assets of the Acquired Companies representing 15% or more of the consolidated assets of the Acquired Companies, in a single transaction or a series of related transactions,
               (iii) any issuance, sale or other disposition of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) in each case by the Company to any Person or group representing 15% or more of the voting power of the Company, or
               (iv) any transaction in which any Person shall acquire beneficial ownership of, or the right to acquire beneficial ownership of, or any group shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 15% or more of the outstanding voting share capital of the Company.
          (h) “Book-Entry Shares” means Company Shares held in uncertificated book-entry form.
          (i) “Business Day” means any day other than (i) a Saturday or Sunday, or (ii) a day on which banks located in the State of California or the State of Israel are legally permitted or required to close in either the State of California or the State of Israel.
          (j) “Chief Scientist” means the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the State of Israel.

          (k) “Code” means the Internal Revenue Code of 1986, as amended.
          (l) “Companies Registrar” means the Registrar of Companies of the State of Israel.
          (m) “Company Options” means the options to purchase Company Shares, whether or not vested, granted under the Company Share Plans.
          (n) “Company RSUs” means restricted share units denominated in Company Shares issued under the Company Share Plans.
          (o) “Company Share Plans” means the Company 2007 Incentive Compensation Plan, the Company 2003 Section 102 Stock Option/Stock Purchase Plan, the Company 2001 Section 102 Stock Option/Stock Purchase Plan and the Company 2001 Stock Option Plan, in each case, as amended.
          (p) “Company Shares” means the ordinary shares, nominal value NIS 0.01 per share, of the Company.
          (q) A “Company Triggering Event” shall be deemed to have occurred if (i) the Company shall have breached (or be deemed to have breached) any provision contained in Section 5.4 or Section 6.3, (ii) a tender offer or exchange offer relating to 25% or more of the outstanding Company Shares shall have been commenced and the Company shall not have sent to its shareholders, within ten (10) Business Days after the commencement of such tender offer or exchange offer, a statement disclosing that the Company recommends rejection of such tender offer or exchange offer, (iii) an Acquisition Proposal (which for this purpose only, each reference to “85%” and “15%” appearing in the definition of an “Acquisition Transaction,” shall be “75%” and “25%,” respectively) is publicly announced, and the Company fails to issue a press release announcing its opposition to such Acquisition Proposal within five (5) Business Days after such Acquisition Proposal is announced, and (iv) (x) the Company General Meeting, including any adjournments and postponements thereof, shall have been held and completed and the Company’s shareholders shall have taken a final vote on the proposal to approve the Merger, and (y) the Merger shall not have been approved at such meeting by the Required Company Shareholder Vote (and shall not have been approved at any adjournment or postponement thereof) and the Required Company Shareholder Vote would have been obtained but for a material breach of Section 1(a), (b) or (c) of any of the Voting and Support Agreements by any Voting Undertaking Company Shareholder.
          (r) “Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).
          (s) “Contract” means any written, oral or other agreement, arrangement, contract, subcontract, lease, instrument, note, indenture, bond, debenture, option, warranty, purchase order, license, sublicense, insurance policy, or benefit plan or legally binding commitment, undertaking, understanding or forbearance of any nature.
          (t) “Designated Employees” means the key employees set forth on Schedule 1.1(t) as such list is adjusted as provided in Schedule 1.1(t).

          (u) “Encumbrance” means any lien, exclusive license or covenant not to assert Intellectual Property Rights, pledge, hypothecation, attachment, charge (including any floating charge), mortgage, security interest, debenture, encumbrance, option, right of first refusal, preemptive right, community property interest or other restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the use, possession, exercise or transfer of any other attribute of ownership of any asset).
          (v) “Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any private company, public company, company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.
          (w) “Environmental Law” means any Israeli, United States or other federal, state, local or foreign Legal Requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern.
          (x) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
          (y) “ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer within the meaning of Section 414(b), (c) or (m) of the Code or Section 4001(b)(1) of ERISA.
          (z) “Exchange Act” means the Securities Exchange Act of 1934, as amended.
          (aa) “Excluded Contract” means an Acquired Company Contract that constitutes one of the following types of Contracts: (i) nondisclosure or confidentiality Contracts entered into the ordinary course of business consistent with past practice, (ii) Contracts for Standard Software, (iii) purchase orders or order acknowledgments entered into in the ordinary course of business consistent with past practices, (iv) for purposes of Outbound IP Contracts only, Contracts authorizing any customer or end user to use an Acquired Company Product that does not contain exclusive licenses to Acquired Company IP, (v) internet terms of use, (vi) Contracts that have expired or been terminated prior to the date of execution of this Agreement and do not have any surviving licenses or grants of rights by any Acquired Company with respect to any Intellectual Property Rights or Technology, and (vii) invention assignment Contracts entered into with employees, officers, independent contractors or consultants in the ordinary course of business consistent with past practice, unless such Contracts contain license grants to specific Licensed IP.
          (bb) “FINRA” means the Financial Industry Regulatory Authority.
          (cc) “Governmental Authorization” means any United States, Israeli or other permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.
          (dd) “Governmental Body” means any (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (ii) federal, state, local, municipal, foreign or other government, or (iii) United States, Israeli or other governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, registrar, instrumentality, office, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal).
          (ee) “Governmental Grant” means any grant, incentive, tax incentive, subsidy, award, participation, exemption, status, cost-sharing arrangement, reimbursement arrangement, credit, offset or other benefit, relief or privilege provided or made available by or on behalf of or under the authority of the Chief Scientist, the Investment Center, the State of Israel, the BIRD Foundation, the European Union, the Fund for Encouragement of Marketing Activities of the Israeli Government or any other Governmental Body.
          (ff) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
          (gg) “Intellectual Property Rights” means and includes all (i) United States, Israeli and foreign patents and patent applications (and any patents that issue as a result of those patent applications), and any renewals, reissues, reexaminations, extensions, continuations, continuations-in-part, divisions and substitutions relating to any of the patents and patent applications, as well as all related foreign patent and patent applications that are counterparts to such patents and patent applications, (ii) rights in United States, Israeli and foreign trademarks, trade names, service marks, service names, trade dress, logos, slogans, 800 numbers, and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof, (iii) rights in works of authorship including any United States, Israeli and foreign copyrights and rights under copyrights, whether registered or unregistered, including moral rights, and any registrations and applications for registration thereof, (iv) rights in databases and data collections (including knowledge databases, customer lists and customer databases) under the laws of the United States, Israel or any other jurisdiction, whether registered or unregistered, and any applications for registration therefor, (v) trade secrets and other rights in know-how and confidential or proprietary information (including any business plans, designs, technical data, customer data, financial information, pricing and cost information, bills of material, or other similar information), (vi) URL and domain name registrations, and (vii) other similar or equivalent proprietary or intellectual property rights now known or hereafter recognized in any jurisdiction worldwide.
          (hh) “Investment Center” means the Investment Center of the Ministry of Industry, Trade and Labor established under the Israel Law for the Encouragement of Capital Investments, 1959.
          (ii) “IRS” means the United States Internal Revenue Service.
          (jj) “ISA” means the Israeli Securities Authority.

          (kk) “Israeli Companies Law” means the Israeli Companies Law, 5759-1999 (including those portions of the Israeli Companies Ordinance [New Version] 5743-1983 that continue to be in effect).
          (ll) “Israeli District Court” means the Tel-Aviv-Jaffa District Court of the State of Israel or any other court in the State of Israel of competent jurisdiction.
          (mm) “Israeli Restrictive Trade Practices Law” means the Israeli Restrictive Trade Practices Law, 1988.
          (nn) “Israeli Securities Law” means the Israeli Securities Law, 1968.
          (oo) “Israeli Tax Commissioner” means the Tax Commissioner appointed pursuant to the Israeli Tax Ordinance.
          (pp) “Israeli Tax Ordinance” means the Israeli Income Tax Ordinance [New Version].
          (qq) “Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing (other than ex parte hearings not involving a party), inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel (whether in the United Status, Israel or elsewhere), including any application by a creditor to the Israeli District Court.
          (rr) “Legal Requirement” means any United States, Israeli or other federal, state, local, municipal or foreign law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, extension order or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of FINRA, the NASD or the Nasdaq Stock Market), including any qualification, criterion, requirement or condition promulgated, stipulated or set forth in any Governmental Grant or in any certificate of approval for any Governmental Grant.
          (ss) “Licensed IP” means all rights under an Acquired Company Contract relating to Intellectual Property Rights and Technology licensed to the Acquired Companies and incorporated into the Acquired Company Products, or material to, used in or are necessary to the operation of the business as currently conducted (other than Standard Software).
          (tt) An event, violation, inaccuracy, circumstance or other matter, or series of related events, violations, inaccuracies, circumstances or other matters, will be deemed to have a “Material Adverse Effect” on the Acquired Companies if such event, violation, inaccuracy, circumstance or other matter, or related series thereof, (considered together with all other matters that, disregarding all “Material Adverse Effect” and other materiality qualifications and similar qualifications in the Company’s representations and warranties, constitute exceptions to the representations and warranties of the Company set forth in this Agreement) (i) had or would reasonably be expected to have a material adverse effect on the business, financial condition, operations or financial performance of the Acquired Companies, taken as a whole or (ii) would prevent or materially impair, alter or delay the ability of the Company to consummate the Merger or to perform any of its material obligations under this Agreement; provided, however, that with respect to clause (i) above, in determining whether a “Material Adverse Effect” has occurred or may or would occur, the following shall not be considered: (A) conditions, or changes after the date hereof in such conditions, in the economy, securities markets, credit markets, currency markets or other financial markets in the United States or in Israel, (B) political conditions, or changes after the date hereof in such conditions, in the United States or Israel; or acts of war, sabotage or terrorism, including any escalation or general worsening of any such acts of war, sabotage or terrorism, in the United States or Israel, other than any of the foregoing to the extent that it causes any direct damage or destruction to or renders physically unusable or inaccessible any material facility or property of the Acquired Companies, (C) acts of God or natural disasters in the United States or Israel, other than any of the foregoing to the extent that it causes any direct damage or destruction to or renders physically unusable or inaccessible any material facility or property of the Acquired Companies, (D) (1) the termination or potential termination of, or the failure or potential failure to renew or enter into, Contracts with actual or potential customers, suppliers, distributors, resellers, licensors or other business partners, or (2) any Legal Proceeding made or brought by any of the current or former shareholders of the Company, on their own behalf or on behalf of the Company, against the Company or any of its directors or officers, in each of clauses (1) and (2) to the extent directly resulting from the announcement or pendency of this Agreement, (E) the taking of any action specifically required by this Agreement, or the failure to take any action to which Parent has approved or consented in writing or otherwise requested in writing, (F) the failure to take any action specifically prohibited by Section 5.2 for which the Company has sought Parent’s approval or consent and Parent has denied in writing such approval or consent, (G) changes after the date hereof in U.S. GAAP or other accounting standards, or the interpretation thereof, or (H) any failure by the Company to meet any analysts’ estimates or projections of the Company’s revenue, earnings or other financial performance or results of operations, or any failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (but not, in each case, the underlying cause of such failures unless such underlying cause would otherwise be excepted from this definition); provided, however, that the exceptions set forth in clauses (A), (B), (C) and (G) of the foregoing proviso may be taken into account for purposes of determining whether a “Material Adverse Effect” has occurred or may or would occur to the extent that the Acquired Companies are disproportionately affected thereby relative to other companies in the same industries and geographies in which the Acquired Companies operate. An event, violation, inaccuracy, circumstance or other matter, or series of related events, violations, inaccuracies, circumstances or other matters, will be deemed to have a “Material Adverse Effect” on Parent if such event, violation, inaccuracy, circumstance or other matter, or related series thereof, (considered together with all other matters that, disregarding all “Material Adverse Effect” and other materiality qualifications and similar qualifications in Parent’s representations and warranties, constitute exceptions to the representations and warranties of Parent set forth in this Agreement) had or would reasonably be expected to have a material adverse effect on (y) the business, financial condition, operations or financial performance of Parent and its Subsidiaries, taken as a whole, or (z) the ability of Parent to consummate the Merger or to perform any of its material obligations under this Agreement; provided, however, that a decline in Parent’s stock price shall not, in and of itself, be deemed to constitute a Material Adverse Effect on Parent.
          (uu) “Materials of Environmental Concern” means and includes chemicals, pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other substance that is now or hereafter regulated by any Environmental Law or that is otherwise a danger to health, reproduction or the environment.

          (vv) “NASD” means the National Association of Securities Dealers, Inc.
          (ww) “Parent Designated Person” means Eyal Waldman or Michael Gray.
          (xx) “Parent Ordinary Shares” means the ordinary shares, nominal value NIS 0.0175 per share, of Parent.
          (yy) “Per Share Merger Consideration” means a cash amount equal to US$8.75, without interest.
          (zz) “Person” means any individual, Entity or Governmental Body.
          (aaa) “Proxy Statement” means the Proxy Statement to be sent to the Company’s shareholders in connection with the Company General Meeting.
          (bbb) “Registered IP” means all patents, registered copyrights (including mask works), registered trademarks, registered domain names, and all applications for any of the foregoing.
          (ccc) “Representatives” means officers, directors, employees, agents, attorneys, accountants and advisors.
          (ddd) “SEC” means the United States Securities and Exchange Commission.
          (eee) “Securities Act” means the Securities Act of 1933, as amended.
          (fff) “Securities Regulations” means the Securities Act (and the rules and regulations promulgated thereunder), the Exchange Act (and the rules and regulations promulgated thereunder), the Israeli Securities Law (and the rules and regulations promulgated thereunder) and the rules and regulations of the SEC, the ISA, FINRA, the NASD and the Nasdaq Stock Market.
          (ggg) “Securities Regulators” means the SEC, the ISA, FINRA, the NASD and the Nasdaq Stock Market.
          (hhh) “Standard Software” means non-customized software solely in executable or object code form that (i) is licensed pursuant to a nonexclusive, software license, (ii) is not incorporated into, or used directly in the development, manufacturing or distribution of, any Acquired Company Products, and (iii) is generally available on standard terms for either (A) annual payments by any Acquired Company of $50,000 or less, or (B) aggregate payments by any Acquired Company of $100,000 or less.
          (iii) “Subsidiary” of any Person means any Entity of which such Person directly or indirectly owns, beneficially or of record, (i) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (ii) at least 50% of the outstanding equity or financial interests of such Entity.
          (jjj) “Superior Proposal” means any bona fide written offer or proposal (on its most recently amended or modified terms, if amended or modified) made by a Person other than

Parent or Merger Sub or any Person acting in concert with Parent or Merger Sub that (i) (A) provides for any merger, consolidation, business combination or similar transaction, or tender offer or exchange offer, in each case, involving the Company pursuant to which the Company’s shareholders immediately prior to such transaction would own less than 50% of the voting power of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof), or (B) provides for any sale or other disposition directly or indirectly of assets of the Acquired Companies representing 50% or more of the consolidated assets of the Acquired Companies, and (ii) is on terms which the Company’s board of directors in good faith concludes (after consultation with a financial advisor of U.S. nationally recognized reputation and outside legal counsel) are more favorable from a financial point of view to the Company’s shareholders (in their capacities as shareholders) than the transactions contemplated by this Agreement, including any revisions hereto and after taking into account any termination fees or expense reimbursement obligations and likelihood and timing of consummation, and (iii) is, in the good faith judgment of the Company, reasonably likely to be financed and completed.
          (kkk) “Tax” means any and all taxes, customs, duties, tariffs, imposts, deficiencies, assessments, levies or other like governmental charges, including, without limitation, income, gross receipts, excise, real or personal property, ad valorem, value added, estimated, alternative minimum, stamp, sales, withholding, social security, occupation, use, service, service use, license, net worth, payroll, franchise, transfer and recording taxes and charges, imposed by the IRS, the Israeli Tax authority or any other taxing authority (whether domestic or foreign including, without limitation, any state, county, local or foreign government or any subdivision or taxing agency thereof (including a United States possession)), whether computed on a separate, consolidated, unitary, combined or any other basis; and such term shall include any interest, fines, penalties, linkage differentials (hefreshei hatzmada) or additional amounts attributable to, or imposed upon, or with respect to, any such amounts.
          (lll) “Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.
          (mmm) “Technology” means and includes diagrams, inventions (whether or not patentable), invention disclosures, know-how, methods, network configurations and architectures, proprietary information, protocols, schematics, design information, bills of material, build instructions, tooling requirements, manufacturing processes, specifications, technical data, software code (in any form, including source code and executable or object code), build scripts, test scripts, algorithms, APIs, subroutines, techniques, user interfaces, URLs, IP cores, net lists, GDSII files, photomasks, domain names, web sites, works of authorship, documentation (including instruction manuals, samples, studies, and summaries), databases and data collections, any other forms of technology, in each case whether or not embodied in any tangible form and including all tangible embodiments of any of the foregoing.
          (nnn) “Transaction Expenses” means fees and expenses of the Company incurred in connection with the transactions contemplated by this Agreement, including, without limitation, any fees and expenses of legal counsel, financial advisors, investment bankers and accountants, proxy solicitors, public relations firms and investor relations firms.

          (ooo) “U.S. GAAP” means United States generally accepted accounting principles.
     1.2 Other Terms. In addition to the terms defined in Section 1.1, the following terms are defined in the Sections noted below:

Defined Term	Section
102 Trust Period	6.5(e)
102 Trustee	6.5(e)
Acquired Company Benefit Plans	3.16(a)
Acquired Company Reporting Documents	3.4(a)
Acquired Company SEC Reporting Documents	3.4(a)
Agreement	Preamble
Award Exchange Ratio	6.5(a)
Cashed Out Compensatory Awards	6.56.5(b)
Change of Recommendation	5.4(d)
Closing	2.3
Closing Date	2.3
COBRA	3.16(h)
Company	Preamble
Company Board Recommendation	6.3(b)
Company Compensatory Award	6.5(a)
Company Disclosure Schedule	3
Company Financial Advisor	3.26
Company General Meeting	6.3(a)
Company Share Certificate	2.5
Company Unaudited Interim Balance Sheet	3.4(c)
Confidentiality Agreement	5.1(c)
Effective Time	2.3
Exchange Fund	2.6(a)
Existing Policy	6.6(c)
Expenses	9.3(a)
Fee	9.3(b)
Foreign Plan	3.16(k)
Funded Know-how	3.14(a)
Indemnification Agreements	6.6(a)
Indemnified Persons	6.6(a)
Interim Option Ruling	6.5(e)
Israeli Option Tax Ruling	6.5(e)
IT Systems	3.9(o)
Knowledge	Schedule 10.12(f)
Malicious Code	3.21(b)
Material Contract	3.10(a)
Merger	Preamble
Merger Certificate	2.3
Merger Proposal	6.1
Merger Sub	Preamble

Defined Term	Section
Merger Sub Notice	2.3
Open Source License	3.9(m)
Outside Date	9.1(b)
Parent	Preamble
Paying Agent	2.6(a)
Pre-Closing Period	5.1(a)
Required Company Shareholder Vote	3.24
Permitted Liens	3.6
Sarbanes-Oxley Act	3.4(e)
Section 102	6.5(e)
Significant Customer	3.7(a)
Significant Supplier	3.7(c)
Superior Proposal Notice	5.4(c)
Surviving Corporation	2.1
Voting and Support Agreements	Recitals
Voting Undertaking Company Shareholders	Recitals
Section 2.
     2.1 Merger of Merger Sub into the Company. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).
     2.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the Israeli Companies Law. At the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.
     2.3 Closing; Effective Time. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Herzog, Fox & Neeman in Tel Aviv, Israel, at 10:00 a.m. (local time) on a date to be mutually designated by Parent and the Company (the “Closing Date”), which shall be no later than the third (3rd) Business Day after the later to occur of (a) the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 7 and 7.11 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), (b) the 50th day after the delivery of the Merger Proposal to the Companies Registrar, and (c) the 30th day after the approval of the Merger by the shareholders of the Company and Merger Sub. Promptly after the Closing, Merger Sub, in coordination with the Company, shall deliver to the Companies Registrar a notice (the “Merger Sub Notice”) in the form required by the Companies Registrar informing the Companies Registrar that (y) the Merger was approved by the general meeting of Merger Sub, and (z) no notice was given to the creditors of Merger Sub in accordance with Section 318 of the Israeli Companies Law because Merger Sub has no creditors and requesting the Companies Registrar to issue a certificate evidencing the completion of the Merger in accordance with Section 323(5) of the Israeli Companies Law after notice that the Closing has occurred (the “Merger Certificate”). The Merger shall become effective upon the issuance by the Companies Registrar, after the Closing, of the Merger Certificate in accordance with Section 323(5) of the Israeli Companies Law (the “Effective Time”).
     2.4 Effect on Shares.
          (a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Company:
               (i) any Company Shares then held by the Company or any wholly owned Subsidiary of the Company (or held in the Company’s treasury) shall remain outstanding, and no Per Share Merger Consideration or any other consideration shall be delivered in exchange therefor,
               (ii) any Company Shares then held by Parent, Merger Sub or any other wholly owned Subsidiary of Parent shall remain outstanding, and no Per Share Merger Consideration or any other consideration shall be delivered in exchange therefor,
               (iii) except as provided in clauses (i) and (ii) above and subject to Section 2.4(b) and the other terms and conditions of this Agreement, each Company Share then outstanding shall be deemed to have been transferred to Parent in exchange for the right to receive the Per Share Merger Consideration,
               (iv) each Company Compensatory Award shall be assumed by Parent or exchanged for the right to receive a cash payment, in each case, subject to and in accordance with Section 6.5, and
               (v) each Ordinary Share, nominal value NIS 0.01 per share, of Merger Sub then outstanding shall be converted into one Ordinary Share, nominal value NIS 0.01 per share, of the Surviving Corporation.
          (b) If, between the date of this Agreement and the Effective Time, the outstanding Company Shares are changed into a different number, class or category of shares by reason of any share split, division or subdivision of shares, share dividend, issuance of bonus shares, consolidation of shares, reverse share split, reclassification, recapitalization or other similar transaction, then the Per Share Merger Consideration shall be appropriately adjusted.
     2.5 Closing of the Company’s Transfer Books. At the Effective Time (a) all holders of certificates representing Company Shares that were outstanding immediately prior to the Effective Time shall cease to have any rights as shareholders of the Company; and (b) the share transfer books of the Company shall be closed with respect to all Company Shares outstanding immediately prior to the Effective Time. No further transfer of any such Company Shares shall be made on such share transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any Company Shares (a “Company Share Certificate”) is presented to the Paying Agent or to the Surviving Corporation or Parent, such Company Share Certificate shall be canceled and shall be exchanged as provided in Section 2.6.
     2.6 Payment Procedures.
          (a) On or prior to the Closing Date, Parent shall select a reputable bank or trust company to act as paying agent in the Merger (the “Paying Agent”). Promptly, and in any

event within three (3) Business Days, after the Effective Time, Parent shall deposit or cause to be deposited with the Paying Agent cash in an amount equal to the total amount required for the payments in Section 2.4(a)(iii) and 2.4(a)(iv). The cash amount so deposited with the Paying Agent is referred to as the “Exchange Fund.”
          (b) As soon as reasonably practicable after the Effective Time, the Paying Agent will mail to the record holders of Company Shares as of immediately prior to the Effective Time, whether such Company Shares are represented by Certificates or Book-Entry Shares, (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify (including a provision confirming that delivery of Company Share Certificates or Book-Entry Shares shall be effected, and risk of loss and title to Company Share Certificates or Book-Entry Shares shall pass, only upon delivery of such Company Share Certificates or Book-Entry Shares to the Paying Agent), and (ii) instructions for use in effecting the surrender of Company Share Certificates or Book-Entry Shares in exchange for the consideration payable pursuant to Section 2.4(a)(iii) and 2.4(a)(iv) for the number of Company Shares previously represented by such Company Share Certificates or Book-Entry Shares, together with a duly executed letter of transmittal and such other documents as may be reasonably required pursuant to such instructions by the Paying Agent or Parent. Until surrendered as contemplated by this Section 2.6, all Company Share Certificates or Book-Entry Shares shall be deemed, from and after the Effective Time, to represent only the right to receive the consideration payable pursuant to Section 2.4(a)(iii) and 2.4(a)(iv) as contemplated by Section 2. If any Company Share Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition to the payment of the consideration payable pursuant to Section 2.4(a)(iii), require the owner of such lost, stolen or destroyed Company Share Certificate to provide an appropriate affidavit of loss and to deliver a bond (in such sum as Parent may reasonably direct) as indemnity against any claim that may be made against the Paying Agent, Parent or the Surviving Corporation with respect to such Company Share Certificate.
          (c) Upon surrender of a Company Share Certificate (or affidavit of loss and bond as indemnity, in accordance with Section 2.6(b), in lieu thereof) or Book-Entry Share for cancellation to the Paying Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required pursuant to such instructions, the holder of such Company Share Certificate or Book-Entry Share shall be entitled to receive the Per Share Merger Consideration in exchange therefor pursuant to Section 2.4(a)(iii), to be mailed (or made available for collection by hand if so elected by the surrendering holder) within five (5) Business Days following the later to occur of (i) the Paying Agent’s receipt of the Exchange Fund, and (ii) the Paying Agent’s receipt of such Company Share Certificate (or affidavit of loss and bond as indemnity, in accordance with Section 2.6(b), in lieu thereof) or Book-Entry Share, and the Company Share Certificate or Book-Entry Share so surrendered shall forthwith be cancelled within five (5) Business Days.
          (d) No interest shall be paid or accrued for the benefit of the holders of the Company Share Certificate or Book-Entry Shares on the consideration payable to such holders pursuant to this Agreement.
          (e) Any portion of the Exchange Fund that remains undistributed to holders of Company Share Certificates or Book-Entry Shares as of the date twelve (12) months after the date on which the Merger becomes effective shall be delivered to Parent upon demand, and any holders of Company Share Certificates or Book-Entry Shares who have not theretofore surrendered their Company Share Certificates or Book-Entry Shares in accordance with this Section 2.6 shall thereafter look only to Parent for payment of the Per Share Merger Consideration pursuant to Section 2.4(a)(iii). Parent or as otherwise instructed by Parent shall be the owner of any interest or other amounts earned on the Exchange Fund and Per Share Merger Consideration.
          (f) Neither Parent nor the Surviving Corporation shall be liable to any holder or former holder of Company Shares or to any other Person with respect to any Per Share Merger Consideration delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement. In the event that this Agreement is terminated for any reason and any cash has been transmitted to the Paying Agent, such cash shall promptly be returned to Parent or as otherwise instructed by Parent.
     2.7 Articles of Association of the Surviving Corporation; Officers and Directors of the Surviving Corporation.
          (a) The parties shall take all actions necessary so that the Articles of Association of Merger Sub as in effect immediately prior to the Effective Time shall be the Articles of Association of the Surviving Corporation immediately after the Effective Time, which the parties agree shall be effected by replacing the Articles of Association of the Surviving Corporation immediately after the Effective Time by written consent by Parent as the sole shareholder of the Surviving Corporation, until duly amended as provided therein or by applicable law.
          (b) The parties shall take all actions necessary so that the board of directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Articles of Association of the Surviving Corporation, which the parties agree shall be effected by the appointment of such board of directors by written consent of Parent as the sole shareholder of the Surviving Corporation.
          (c) The parties shall take all actions necessary so that from and after the Effective Time, the individuals designated by Parent not later than ten (10) days prior to the Closing Date shall be the executive officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Articles of Association of the Surviving Corporation, which the parties agree shall be effected by the appointment of such executive officers by written consent of the board of directors of the Surviving Corporation appointed pursuant to Section 2.7(b).
     2.8 Further Action. If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and assets of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.
     2.9 Withholding Tax. Each of Parent, the Surviving Corporation, the Paying Agent and Merger Sub shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Shares or Company Compensatory Award, including Company Shares or Company Compensatory Awards held by the 102 Trustee, the amounts required to be deducted and withheld from any payment pursuant to this Agreement under the Code, the Israeli Tax Ordinance or any other applicable state, local, Israeli or foreign Tax law; provided, however, that, without derogating from the foregoing in this Section 2.9, in the event any holder provides Parent or the Surviving Corporation with a valid approval or ruling issued by the applicable Governmental Authority regarding the withholding (or exemption from withholding or interim ruling with respect to the obligation to withhold) of Israeli Tax from the aggregate consideration payable to such holder in a form reasonably satisfactory to Parent, then the deduction and withholding of any amounts under the Israeli Tax Ordinance or any other provision of Israeli law or requirement, if any, from the aggregate consideration payable to such holder shall be made only in accordance with the provisions of such approval or ruling or interim ruling. To the extent that amounts are so withheld by the Parent, the Surviving Corporation, the Paying Agent, or Merger Sub, as the case may be, such withheld amounts shall be remitted to the applicable Governmental Body not sooner than two (2) days prior to the due date under applicable law and when so remitted shall be treated for all purposes of this Agreement as having been paid to the holder of Company Shares in respect of which such deduction and withholding was made.
     Section 3. Representations and Warranties of the Company.
     Except (a) as disclosed in and reasonably apparent from the Acquired Company Reporting Documents publicly available on the SEC website as of the date of this Agreement, or (b) as disclosed in a document of even date herewith delivered by the Company to Parent and Merger Sub concurrent with the execution of this Agreement (the “Company Disclosure Schedule”) (provided, however, that the Company Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered Sections contained in Section 3, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered Section in Section 3 and any other numbered or lettered Sections in Section 3 to the extent that it is reasonably apparent on its face that such disclosure should also qualify such other Sections), the Company represents and warrants to Parent and Merger Sub as follows:
     3.1 Due Organization; Subsidiaries; Etc.
          (a) Part 3.1(a) of the Company Disclosure Schedule sets forth each Subsidiary of the Company. Neither the Company nor any of its Subsidiaries owns any shares of, or any equity interest of any nature in, any other Entity. None of the Acquired Companies has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity.
          (b) The Company is a public company duly organized and validly existing under the laws of the State of Israel, and no proceedings have been commenced to strike the Company from the Registry of Companies maintained by the Companies Registrar. The Company has all necessary power and authority (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own and use its assets in the manner in which its assets are currently owned and used, and (iii) to perform its obligations under all Contracts by which it is bound. Each of the Company’s Subsidiaries is duly organized and is validly existing and in good standing under the laws of the jurisdiction of its organization, and has all necessary power and authority (A) to conduct its business in the manner in which its business is currently being conducted, (B) to own and use its assets in the manner in which its assets are currently owned and used, and (C) to perform its obligations under all Contracts by which it is bound, except in each case where the failure to be so duly organized or in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Acquired Companies.
          (c) Each of the Acquired Companies is qualified to do business as a foreign corporation, and, to the extent applicable in each such jurisdiction, is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Acquired Companies.
     3.2 Charter Documents; Minutes. The Company has made available to Parent accurate and complete copies of the memorandum of association and articles of association and other charter and organizational documents of the respective Acquired Companies, including all amendments thereto. The Company has made available to Parent accurate and complete copies of the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) that have occurred on or after January 1, 2007 of the shareholders or equityholders, as applicable, of each Acquired Company, the board of directors of the Company, all committees thereof and the boards of directors or equivalent governing body of each Acquired Company other than the Company. There has not been any material violation of any of the provisions of the memorandum of association and articles of association or bylaws (or equivalent constituent documents), including all amendments thereto, of each Acquired Company, and no Acquired Company has taken any action that is inconsistent in any material respect with any resolution adopted by the Company’s shareholders, the board of directors of the Company or any committee thereof.
     3.3 Capitalization, Etc.
          (a) The authorized share capital of the Company is NIS 2,000,000 divided into 200,000,000 Company Shares, of which 21,312,857 Company Shares have been issued and are outstanding as of the date of this Agreement. All of the outstanding Company Shares have been duly authorized and validly issued, and are fully paid and nonassessable. There are no Company Shares held by any of the Acquired Companies. No holder of any Company Shares, is entitled or subject to any preemptive right, right of participation, right of maintenance or similar right to purchase Company Shares from the Company; none of the outstanding Company Shares, and no holder of Company Shares, is subject to any right of first refusal in favor of any of the Acquired Companies; and there is no Acquired Company Contract to which the Company is a party, or, to the Knowledge of the Company, any other Acquired Company Contract, relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any Company Shares. None of the Acquired Companies is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any Company Shares.
          (b) As of the date of this Agreement (i) 5,602,866 Company Shares are reserved for issuance pursuant to outstanding options to purchase Company Shares and outstanding Company RSUs, and (ii) 281,157 Company Shares are reserved for future issuance pursuant to the Company Share Plans. Part 3.3(b) of the Company Disclosure Schedule sets forth the following information with respect to each Company Compensatory Award outstanding as of the date of this Agreement (i) the particular Company Share Plan pursuant to which such Company Compensatory Award was granted, (ii) the name of the optionee, (iii) the type of Company Compensatory Award, (iv) the number of Company Shares subject to such Company Compensatory Award, (v) any applicable exercise price or purchase price of such Company Compensatory Award, (vi) the date on which such Company Compensatory was granted, (vii) the applicable vesting schedule (including details as to the circumstances in which vesting will be accelerated), and the extent to which such Company Compensatory Award is vested and, if applicable, exercisable as of the date of this Agreement, (viii) whether such Company Compensatory Award was granted with terms that would allow it to qualify for any special Tax treatment, and (ix) the date on which such Company Compensatory Award expires. The Company has made available to Parent accurate and complete copies of the Company Share Plans and any other option plans or other incentive plans pursuant to which there are outstanding Company Compensatory Awards, and the forms of all option and other equity award agreements evidencing such outstanding Company Compensatory Awards. The Company Share Plans and each other option plan and other incentive plan of the Company are qualified under Section 102 of the Israeli Tax Ordinance, and all actions necessary to maintain the qualification of the Company Share Plans and each such other option plan or other incentive plan under Section 102 of the Israeli Tax Ordinance have been taken.
          (c) The Company owns, beneficially and of record, all of the issued and outstanding shares or other equity interests of each of its Subsidiaries. All of the outstanding shares of the Company’s Subsidiaries have been duly authorized and are validly issued, are fully paid and nonassessable and are owned by the Company free and clear of any Encumbrances, except for restrictions on transfers arising under applicable securities laws.
          (d) There is no (i) outstanding subscription, option, call, warrant or right, in each case whether or not currently exercisable, to acquire from an Acquired Company any shares or other securities of such Acquired Company, (ii) outstanding security, instrument or obligation of an Acquired Company that is or may become convertible into or exchangeable for any shares or other securities of any Acquired Company, or (iii) stockholder rights plan or similar plan commonly referred to as a “poison pill,” or Contract under which any Acquired Company is or may become obligated to sell or otherwise issue any shares or any other securities. No holder of any debt security or indebtedness of any of the Acquired Companies, and no other creditor of any of the Acquired Companies, has or may acquire any general voting rights or other voting rights, approval rights or similar rights with respect to the Merger or with respect to the election of directors or the business affairs of any of the Acquired Companies.
          (e) All outstanding Company Shares, all outstanding Company Compensatory Awards and all outstanding securities of each Subsidiary of the Company have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Legal Requirements, and (ii) all requirements set forth in applicable Contracts.
     3.4 Filings with Securities Regulators; Financial Statements.
          (a) To the extent not otherwise publicly available on the SEC website as of the date of this Agreement, the Company has made available to Parent accurate and complete copies of each registration statement, each proxy statement and each other statement, report, schedule, form or other document filed by each of the Acquired Companies with any of the Securities Regulators since July 25, 2007, including all exhibits, supplements and amendments thereto (all such statements, reports, schedules, forms, documents, exhibits, supplements and amendments, including those publicly available on the SEC website as of the date of this Agreement, being referred to herein as the “Acquired Company Reporting Documents” and all Acquired Company Reporting Documents filed with the SEC, the “Acquired Company SEC Reporting Documents”). All statements, reports, schedules, forms and other documents (and all exhibits, supplements and amendments) required to have been filed by each of the Acquired Companies with the respective Securities Regulators have been so filed on a timely basis. As of the time it was filed with the applicable Securities Regulator (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) (i) each of the Acquired Company Reporting Documents complied in all material respects with the requirements of all applicable Securities Regulations and other Legal Requirements, and (ii) none of the Acquired Company Reporting Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company is, and has at all times since July 25, 2007 been, in compliance with the applicable listing, maintenance and other rules and regulations of The NASDAQ Stock Market and has not received any notice asserting any non-compliance with any of such rules and regulations.
          (b) The financial statements (including any related notes) contained in the Acquired Company SEC Reporting Documents (i) comply as to form in all material respects with the rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements and except that unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments which will not, individually or in the aggregate, be material in amount), and (iii) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the consolidated results of operations, changes in shareholders’ equity and cash flows of the Company and its Subsidiaries for the periods covered thereby (subject in the case of interim statements, to normal and recurring year-end adjustments and to other adjustments described therein including the notes thereto).
          (c) The Company has made available to Parent an unaudited consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2010 (the “Company Unaudited Interim Balance Sheet”), and the related unaudited consolidated statement of income of the Company and its Subsidiaries for the nine (9) months then ended. The financial statements referred to in this Section 3.4(c) (i) were prepared in accordance with U.S. GAAP applied on a basis consistent with the basis on which the financial statements referred to in Section 3.4(b) were prepared (except that such financial statements do not contain footnotes and are subject to normal and recurring year-end adjustments which will not, individually or in the aggregate, be material in amount), and (ii) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of September 30, 2010 and the consolidated results of operations, changes in shareholders’ equity and cash flows of the Company and its Subsidiaries for the nine (9) months ended September 30, 2010.
          (d) Any financial statements delivered to Parent pursuant to Section 5.1 (i) will be prepared in accordance with U.S. GAAP applied on a basis consistent with the basis on which the financial statements referred to in Section 3.4(b) were prepared (except that any such financial statements that are unaudited will not contain footnotes and will be subject to normal and recurring year-end adjustments which will not, individually or in the aggregate, be material in amount), and (ii) will fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the consolidated results of operations of the Company and its Subsidiaries for the periods covered thereby (subject in the case of interim statements, to normal and recurring year-end adjustments and to other adjustments described therein including the notes thereto).
     (e) The Company is a “foreign private issuer” as such term is defined in Rule 3b-4 promulgated under the Exchange Act. The Company has established and maintains disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s auditor has at all times been “independent” with respect to the Company within the meaning of Regulation S-X under the Exchange Act and all non-audit services (as defined in the Sarbanes Oxley Act of 2002 (the “Sarbanes-Oxley Act”)) performed by the Company’s auditors for the Company were approved as required under the Sarbanes Oxley Act. No independent public accountant of the Company has resigned or been dismissed as independent public accountant of the Company as a result of or in connection with any disagreement with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. To the Knowledge of the Company, none of the Acquired Companies nor any of their directors or executive officers, in their capacity as such, is under any inquiry, investigation or similar process by any Securities Regulator.
     3.5 Absence of Changes. Since December 31, 2009 through the date hereof:
          (a) there has not been a Material Adverse Effect on the Acquired Companies;
          (b) there has not been any material loss, abandonment, damage or destruction to, or any material interruption in the use of, any of the assets (including the Technology assets embodied in the Acquired Company IP and the Licensed IP) of any of the Acquired Companies, whether or not covered by insurance;
          (c) none of the Acquired Companies has (i) declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares or other securities (other than dividends or distributions made by an Acquired Company to the Company), or (ii) repurchased, redeemed or otherwise reacquired any shares or other securities;
          (d) none of the Acquired Companies has sold, issued or granted, or authorized the sale, issuance or grant of (i) except for Company Shares issued upon the valid exercise of outstanding Company Options or vesting of outstanding Company RSUs in accordance with the terms of the Company Share Plans and the applicable award agreements, any share or other security, (ii) except for Company Options described in Part 3.3(b) of the Company Disclosure Schedule, any option, warrant or right to acquire any share or any other security, or (iii) any instrument convertible into or exchangeable for any share or other security;
          (e) none of the Acquired Companies has amended or waived any of its rights under, or permitted the acceleration of vesting under, (i) any provision of any option plan or other incentive plan, or (ii) any provision of any agreement applicable to any outstanding option or other equity award;

          (f) there has been no amendment to the memorandum of association, articles of association or other charter or organizational documents of any of the Acquired Companies, and none of the Acquired Companies has effected or been a party to any merger, consolidation, amalgamation, arrangement, share exchange, business combination, recapitalization, reclassification of shares, stock split, division or subdivision of shares, stock dividend, issuance of bonus shares, reverse stock split, consolidation of shares or similar transaction;
          (g) none of the Acquired Companies has formed any Subsidiary or acquired any equity interest or other interest in any other Entity;
          (h) none of the Acquired Companies has made any capital expenditure which, when added to all other capital expenditures made on behalf of the Acquired Companies since December 31, 2009, exceeds US$4,000,000 in the aggregate;
          (i) none of the Acquired Companies has waived any material right or remedy under, any Material Contract;
          (j) none of the Acquired Companies has (i) entered into, applied for, requested, accepted, been approved for, elected to participate in, received or become subject to or bound by any requirement or obligation relating to any Governmental Grant, or permitted any Acquired Company IP or any other asset owned or used by it to become bound by any requirement or obligation resulting from any Governmental Grant, or (ii) amended or terminated, or waived any material right or remedy related to, any Governmental Grant;
          (k) none of the Acquired Companies has (i) acquired, leased or licensed any material right or other material asset from any other Person, including any Licensed IP, (ii) sold, transferred or otherwise disposed of, or leased or licensed, or incurred any Encumbrances other than Permitted Liens regarding any material right or other material asset (including but not limited to Acquired Company IP) to any other Person, or (iii) waived, abandoned or relinquished any rights under an Acquired Company Contract, except in each case, for rights or other assets acquired, leased, sold, transferred, licensed or disposed of in the ordinary course of business and consistent with past practices;
          (l) none of the Acquired Companies has written off as obsolete or otherwise any of its inventories, except in a manner consistent with past practices;
          (m) none of the Acquired Companies has written off as uncollectible, or established any extraordinary reserve with respect to, any account receivable or other indebtedness, except in a manner consistent with past practices;
          (n) none of the Acquired Companies has made any pledge of any of its assets or otherwise permitted any of its assets to become subject to any Encumbrance, except for pledges or Encumbrances made in the ordinary course of business and consistent with past practices;
          (o) none of the Acquired Companies has (i) lent money to any Person other than for expense advancements to employees in the ordinary course of business, or (ii) incurred or guaranteed any indebtedness for borrowed money;

          (p) none of the Acquired Companies has (i) established or adopted any material Acquired Company Benefit Plan, (ii) caused or permitted any material Acquired Company Benefit Plan to be amended in any material respect, or (iii) paid any material bonus or made any material profit sharing or similar payment to, or materially increased the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers, employees or consultants;
          (q) none of the Acquired Companies has changed any of its pricing policies, product or system return policies, product or system support policies or service policies, product system modification or upgrade policies, or personnel policies or any of its methods of accounting or accounting practices in any material respect;
          (r) none of the Acquired Companies has made any material Tax election or changed any material Tax accounting method, amended any material Tax Return, entered into any material Tax allocation agreement, material Tax sharing agreement, material Tax indemnity agreement or closing agreement related to any material Tax, or agreed to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes;
          (s) none of the Acquired Companies has commenced or settled any Legal Proceeding;
          (t) none of the Acquired Companies has entered into any arrangement, the result of which is the loss, expiration or termination of any license or right under or to any Licensed IP used in the development, manufacture or support of any Acquired Company Product or incorporated in or provided with any Acquired Company Product;
          (u) none of the Acquired Companies has entered into any material transaction or taken any other material action outside the ordinary course of business or inconsistent with past practices; and
          (v) none of the Acquired Companies has agreed or committed to take, or has authorized the taking of, any of the actions referred to in clauses (b) through (v) of this sentence.
     3.6 Title to Tangible Assets. The Acquired Companies own, and have good, valid and marketable title to, (a) all tangible assets reflected as owned by the Acquired Companies on the Company Unaudited Interim Balance Sheet, except for current assets disposed of in the ordinary course of business since the date of the Company Unaudited Interim Balance Sheet, and (b) all other assets reflected in the books and records of the Acquired Companies as being owned by any of the Acquired Companies. All of such tangible assets are owned by the Acquired Companies, free and clear of any Encumbrances, except for the following (“Permitted Liens”) (i) any lien for current taxes not yet due and payable, (ii) minor liens that have arisen in the ordinary course of business and that do not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of any of the Acquired Companies, and (iii) liens described in Part 3.6 of the Company Disclosure Schedule.
     3.7 Receivables; Customers; Suppliers.
          (a) All existing accounts receivable of the Acquired Companies, including without limitation those accounts receivable reflected on the Company Unaudited Interim Balance Sheet that have not yet been collected and those accounts receivable that have arisen since September 30, 2010 and have not yet been collected, (i) represent valid obligations of customers of the Acquired Companies arising from bona fide transactions entered into in the ordinary course of business, and (ii) are current. The Company currently expects all such accounts receivable referenced in the preceding sentence to be collected in full when due, without any counterclaim or set off.
          (b) Part 3.7(b) of the Company Disclosure Schedule accurately identifies, and provides an accurate and complete breakdown of the revenues received from, each of the ten (10) largest customers in each of 2007, 2008 and 2009 and the first nine (9) months of 2010 (each, a “Significant Customer”). None of the Acquired Companies has received any written notice or communication prior to the date of this Agreement of any outstanding material disputes with a Significant Customer. None of the Acquired Companies has agreed to accept returns of any Acquired Company Products. None of the Acquired Companies has received any written notice or communication from any Significant Customer that such customer shall not continue as a customer of the Acquired Companies (or the Surviving Corporation or Parent) after the Closing or that such customer intends to terminate or materially modify existing Contracts with an Acquired Company (or the Surviving Corporation or Parent).
          (c) Part 3.7(c)3.7(a) of the Company Disclosure Schedule accurately identifies, and provides an accurate and complete breakdown of the amounts paid to each of the ten (10) largest suppliers of products or services to the Acquired Companies, in each of 2007, 2008 and 2009, and in the first nine (9) months of 2010 (each, a “Significant Supplier”). None of the Acquired Companies has received as of the date of this Agreement any written notice or communication of any outstanding material disputes with a Significant Supplier. To the Knowledge of the Company, none of the Acquired Companies has received prior the date of this Agreement any written notice or communication from any Significant Supplier that such supplier shall not continue as a supplier of the Acquired Companies (or the Surviving Corporation or Parent) after the Closing or that such supplier intends to terminate or materially and adversely modify existing Contracts with an Acquired Company (or the Surviving Corporation or Parent).
     3.8 Inventories; Equipment; Real Property.
          (a) Part 3.8(a) of the Company Disclosure Schedule provides an accurate and complete breakdown of all inventories (including raw materials, supplies, products in process and finished products by the following types: single data rate, host channel adapter, cable, DDR, Ethernet, QDR, RMA product and raw material) of the Acquired Companies as of September 30, 2010. All inventories of the Acquired Companies, whether or not reflected in the Company Unaudited Interim Balance Sheet:
               (i) are of such quality and quantity as to be usable and saleable by the Acquired Companies in the ordinary course of business;
               (ii) have been priced at the lower of cost or market value using the methods described in the notes to the audited consolidated balance sheet of the Acquired Companies for the year ended December 31, 2009; and
               (iii) to the Knowledge of the Company, are free of any material defects or deficiencies.

The inventory levels maintained by the Acquired Companies as of the date hereof are not excessive in light of the normal operating requirements of the Acquired Companies and are adequate for the conduct of the operations of the Acquired Companies in the ordinary course of business.
          (b) All material items of equipment and other tangible assets owned or leased to the Acquired Companies are adequate for the uses to which they are being put, are in good and safe condition and repair (ordinary wear and tear excepted), are adequate for the conduct of the business of the Acquired Companies in the manner in which such business is currently being conducted and are consistent with the amounts reported on the unaudited consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2010 made available to Parent pursuant to Section 3.4(c).
          (c) None of the Acquired Companies owns any real property or any interest in real property as of the date of this Agreement, except for the leaseholds created under the real property leases identified in Part 3.8(c) of the Company Disclosure Schedule.
     3.9 Intellectual Property.
          (a) Part 3.9(a) of the Company Disclosure Schedule accurately identifies as of the date of this Agreement (i) each item of Registered IP in which any Acquired Company has or purports to have an ownership interest, whether exclusively, jointly with another Person, or otherwise, (ii) the jurisdiction in which such item of Registered IP has been registered or filed and the applicable application, registration or serial or other similar identification number, (iii) any other Person that has an ownership interest in such item of Registered IP and the nature of such ownership interest, and (iv) all unregistered trademarks of the Acquired Companies that are used by an Acquired Company in connection with any Acquired Company Products.
          (b) Part 3.9(b) of the Company Disclosure Schedule accurately identifies as of the date of this Agreement all Acquired Company IP Contracts (other than Excluded Contracts) pursuant to which Licensed IP is licensed to the Acquired Companies and whether the license or licenses granted to the Acquired Company is or are, as the case may be, exclusive or nonexclusive, and where if the license is exclusive, the Acquired Company has granted an exclusive sublicense right to any Person.
          (c) Part 3.9(c) of the Company Disclosure Schedule accurately identifies as of the date of this Agreement each Acquired Company IP Contract (other than Excluded Contracts) pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right, whether or not currently exercisable, or interest in, any Acquired Company IP. No Acquired Company has transferred ownership of, whether a whole or partial interest, or granted any exclusive right to use, any Technology or Intellectual Property Right that an Acquired Company owns or purports to own to any Person.
          (d) The Acquired Companies exclusively own all right, title and interest to and in the Acquired Company IP free and clear of any Encumbrances, other than Permitted Liens. The Acquired Companies have policies requiring that invention assignment agreements and confidentiality agreements are signed by each employee, officer, contractor or consultant of the Acquired Companies, and each such employee, officer, contractor or consultant who is or was involved in the creation or development of any Acquired Company IP has signed an enforceable agreement containing an assignment to the applicable Acquired Company of all Intellectual Property Rights in such Person’s contribution to the Acquired Company IP, as well as confidentiality agreements, and for employees and officers employed by an Acquired Company at any time since January 1, 2009, non-competition agreements. To the Knowledge of the Company, no current or former officer, director, employee, consultant or contractor of an Acquired Company has any claim, right (whether or not currently exercisable), or ownership interest in any Acquired Company IP other than moral rights or other rights that cannot be assigned or waived. To the Knowledge of the Company, no current employee of any of the Acquired Companies is (i) bound by or otherwise subject to any Contract restricting him from performing his duties for any of the Acquired Companies, (ii) in violation of any term of any employment, consulting, invention assignment agreement, patent disclosure agreement, non-competition agreement, or non-solicitation Contract with an Acquired Company, or (iii) in breach of any Contract with any former employer or other Person concerning Intellectual Property Rights or confidentiality due to his activities as an employee of any of the Acquired Companies.
          (e) Part 3.9(e) of the Disclosure Schedule contains a complete and accurate list of all Contracts pursuant to which any of the Acquired Companies is obligated to pay royalties or license fees, or any other equivalent fees or payment obligations for the manufacture, sale or distribution of any Acquired Company Product or the use of any Acquired Company IP or Licensed IP. No Person who has licensed Technology or Intellectual Property Rights to an Acquired Company has an ownership interest in or license rights to any derivative works or improvements made by the Acquired Companies to such Technology or Intellectual Property Rights that are incorporated into any Acquired Company Product, or are material to, used in or are necessary to the operation of the business as currently conducted.
          (f) To the Knowledge of the Company, all Acquired Company IP is valid and enforceable. The Acquired Companies have made all filings and payments and taken all other actions required to be made or taken to maintain each item of Acquired Company IP that is Registered IP owned or exclusively licensed by an Acquired Company in full force and effect by the applicable deadline and otherwise in accordance with all applicable Legal Requirements to the extent such actions, if not taken, would result in such Registered IP being rendered invalid or unenforceable or, with respect to actions taken since July 25, 2007, deemed lapsed or abandoned. No interference, opposition, reissue, reexamination, or other Proceeding (other than ex parte re-examinations of which the Company has not been provided notice) is, or since July 25, 2007 has been, pending or, to the Knowledge of the Company, threatened, in which the scope, validity or enforceability of any Acquired Company IP is being or has been contested or challenged. No application for a patent or a material copyright, mask work or trademark registration or any other type of material Registered IP owned or purported to be owned by any Acquired Company filed by or on behalf of any of the Acquired Companies at any time since July 25, 2007 has been abandoned, allowed to lapse or rejected. To the Knowledge of the Company, none of the Acquired Companies has engaged in patent or copyright misuse or any fraud or inequitable conduct in connection with any Registered IP owned by the Acquired Companies. To the Knowledge of the Company, the Acquired Companies and their patent counsel have complied with their duty of candor and disclosure and have made no material misrepresentations in the filings submitted to the applicable Governmental Authorities with respect to all patents included in the Acquired Company IP. To the Knowledge of the Company, no trademark or trade name currently owned or used by any of the Acquired Companies conflicts or interferes with any trademark or trade name owned, used and applied for by any other Person. To the Knowledge of the Company, no event or circumstance (including a failure to exercise adequate quality controls and an assignment in gross without the accompanying goodwill) has occurred or exists that has resulted in, or could reasonably be expected to result in, the abandonment of any material trademark (whether registered or unregistered) currently owned, or used by any of the Acquired Companies. Part 3.9(f) of the Company Disclosure Schedule sets forth a detailed listing with respect to each item of such Registered IP and all actions, filings and payment obligations due to be made to the United States Patent and Trademark Office and United States Copyright Office and corollary governmental offices in Israel, and to the Knowledge of the Company, any other applicable foreign Governmental Body, within 90 days following the date of this Agreement.
          (g) To the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any Acquired Company IP that is incorporated into, or material to the development, manufacturing or distribution of, any Acquired Company Products.
          (h) Neither the execution, delivery or performance of this Agreement nor the consummation of any of the transactions or agreements contemplated by this Agreement will, with or without notice or the lapse of time, result in, or give any other Person the right or option to cause or declare, (i) a loss of, or an Encumbrance on, any Acquired Company IP, (ii) a breach of, termination of, or acceleration or modification of any right or obligation under any Contract listed or required to be listed in Parts 3.9(b) or 3.9(c) of the Company Disclosure Schedule, (iii) the release, disclosure, or delivery of any Acquired Company IP by or to any escrow agent or other Person, or (iv) the grant, assignment, or transfer to any other Person of any license or other right or interest under, to, or in any Technology or Intellectual Property. The representation and warranty in this Section 3.9(h) shall not be deemed or construed as an express or implied representation and warranty regarding any right or option that arises from a Contract (other than the Agreement) entered into by Parent or its Affiliates or any obligations of Parent or any of its Affiliates under any such Contracts.
          (i) To the Knowledge of the Company, each of the Acquired Companies owns or otherwise has the right to use all Technology and Intellectual Property Rights that is used in or necessary for the conduct of the business of the Acquired Companies as currently conducted. The representation and warranty in this Section 3.9(i) shall not be deemed or construed as an express or implied representation and warranty regarding no infringement, misappropriation, or violation of any Intellectual Property Right of any other Person.
          (j) To the Knowledge of the Company, no Acquired Company has infringed, misappropriated, or violated any Intellectual Property Right of any other Person.
          (k) No infringement, misappropriation or similar claim or Legal Proceeding is pending or threatened in writing against any Acquired Company or, to the Knowledge of the Company, against any Person who may be entitled to be indemnified or reimbursed by any Acquired Company with respect to such claim or Legal Proceeding. Since July 25, 2007, no Acquired Company has received any notice or other communication (in writing) relating to any actual, alleged or suspected infringement, misappropriation or violation of any Intellectual Property Right of another Person by any Acquired Company.
          (l) No source code owned or exclusively licensed to any Acquired Company and included in any Acquired Company Product has been delivered, licensed or made available to any escrow agent or other Person who is not, as of the date of this Agreement, an employee or contractor of the Company. No Acquired Company has any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the source code for any Acquired Company Product to any escrow agent or other Person. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license or disclosure of any source code for any Acquired Company Product to any other Person who is not, as of the date of this Agreement, an employee or contractor of any Acquired Company.
          (m) No software included in any Acquired Company Product is subject to any “copyleft” or other obligation or condition, including without limitation any obligation or condition under any “open source” license such as the GNU Public License, Lesser GNU Public License or other licenses approved as open source licenses under the open source definition of the Open Source Initiative, that (i) requires, or conditions the use or distribution of such Acquired Company Product or portion thereof on, (A) the disclosure, licensing or distribution of any source code for any portion of such Acquired Company Product, or (B) the granting to licensees of the right to make derivative works or other modifications to such Acquired Company Products or portions thereof, or (ii) otherwise impose any limitation, restriction or condition (other than notice and disclosure requirements relating to the licensed source code itself) on the right or ability of any Acquired Company to use, distribute or charge for any Acquired Company Product (“Open Source License”).
          (n) No funding, facilities or personnel of any Governmental Body or any public or private university, college or other educational or research institution was used, directly or indirectly, by any Acquired Company, and to the Company’s Knowledge any other Person, to develop or create, in whole or in part, any Acquired Company IP. None of the Acquired Companies is or has ever been a member or promoter of, or a contributor to, any industry standards body or similar organization to the extent resulting in a requirement or obligation for any of the Acquired Companies to grant or offer to any other Person any license or right to any Acquired Company IP.
          (o) There have been no material operational or continued failures, disruptions, substandard performances, failures, outages or other adverse events in the past eighteen months affecting any of the information technology systems used by the Acquired Companies (“IT Systems”) that have resulted in, any material disruption to or adverse impact on the operation of any of the respective businesses of the Acquired Companies. Without limiting the foregoing, (i) each Acquired Company has taken commercially reasonable steps and implemented commercially reasonable procedures to provide that its IT Systems are free from Malicious Code, and (ii) each Acquired Company has in effect, and taken commercially reasonable steps in compliance with, industry standard disaster recovery plans, procedures and facilities for its business and has taken all commercially reasonable steps to safeguard the security and the integrity of its IT Systems, including, without limitation, taking commercially reasonable steps to provide for the back-up and recovery of data and information. To the Knowledge of the Company, there have been no material unauthorized intrusions or breaches of security with respect to the IT Systems.

     3.10 Contracts.
          (a) Part 3.10(a) of the Company Disclosure Schedule identifies each Acquired Company Contract that constitutes a “Material Contract”, other than an Excluded Contract, in effect as of the date hereof. For purposes of this Agreement, each of the following shall be deemed to constitute a “Material Contract”:
               (i) any Contract relating to the employment of, or the performance of services by, any director, officer or consultant that provides for annual cash compensation in excess of US$125,000, and any Contract pursuant to which any of the Acquired Companies is or may become obligated to make any severance, termination, bonus or relocation payment exceeding US$25,000 in the aggregate to any current or former director, officer or consultant;
               (ii) any Contract pursuant to which any Intellectual Property Rights or Technology that is currently being used by any Acquired Company is or has been licensed, sold, assigned or otherwise conveyed or provided to any Acquired Company (other than Excluded Contracts);
               (iii) any Contract pursuant to which any Intellectual Property Right or Technology is or has been licensed, whether or not such license is currently exercisable, sold, assigned or otherwise conveyed or provided to a third party by any Acquired Company, or pursuant to which any Acquired Company has agreed not to enforce any Intellectual Property Right against any third party, except for Contracts entered into in the ordinary course of business consistent with past practice pursuant to the Company’s standard form provided to Parent prior to the date of this Agreement;
               (iv) any Contract that provides for indemnification or exculpation of any director, officer, employee, agent, consultant or independent contractor;
               (v) any Contract imposing any restriction on the right or ability of any Acquired Company (A) to compete with any other Person, (B) to acquire any product or other asset or any services from any other Person, (C) to solicit, hire or retain any Person as an employee, consultant or independent contractor, (D) to develop, sell, supply, distribute, offer, support or service any Acquired Company Product or any technology or other assets to or for any other Person, or (E) to perform any services for any other Person, to transact business or deal in any other manner with any other Person;
               (vi) any Contract (A) restricting or otherwise relating to the acquisition, issuance, voting, registration, sale or transfer of any securities, (B) providing any Person with any preemptive right, right of participation, right of maintenance or any similar right with respect to any securities, or (C) providing any of the Acquired Companies with any right of first refusal with respect to, or right to purchase or otherwise acquire, any securities;
               (vii) any Contract incorporating or relating to any guaranty, any warranty or any indemnity or similar obligation for Acquired Company Products;
               (viii) any Contract relating to any currency hedging or forward currency transaction;

               (ix) any Contract imposing any “no-shop” or “standstill” obligation or any similar obligation on any of the Acquired Companies;
               (x) any confidentiality or non-disclosure Contract;
               (xi) any Contract (A) relating to any Governmental Grant, or (B) to which any Governmental Body is a party or under which any Governmental Body has any rights or obligations;
               (xii) any distributor, original equipment manufacturer, reseller, value added reseller, sales, agency or manufacturer’s representative Contract;
               (xiii) any Contract under which an Acquired Company provides services to a third party, including any consulting, development, integration or support services Contract;
               (xiv) any Contract providing for “most favored nation” terms, including such terms for pricing;
               (xv) any Contract relating to marketing and advertising of the Acquired Companies;
               (xvi) any product agreement, joint venture agreement, profit-sharing agreement, cost-sharing agreement, joint ownership agreement, revenue-sharing agreement, strategic alliance agreement, cooperation agreement, partnering agreement or similar Contract;
               (xvii) any Contract purporting to bind, or purporting to restrict or otherwise apply to the activities of, any future affiliate of any of the Acquired Companies other than existing Subsidiaries of any of the Acquired Companies;
               (xviii) any Contract that has a term of more than 30 days and that may not be terminated by an Acquired Company (without penalty) within 30 days after the delivery of a termination notice by such Acquired Company;
               (xix) any Contract that contemplates or may involve the payment or delivery of cash or other consideration in an amount or having a value in excess of US$250,000 in the aggregate, or that contemplates or may involve the performance of services having a value in excess of US$250,000 in the aggregate;
               (xx) any Contract evidencing, or under which any of the Acquired Companies has incurred or may incur, any indebtedness for borrowed money, including any loan agreement, credit agreement, credit facility, line of credit, letter of credit or promissory note; and
               (xxi) any Contract, if a breach of such Contract would reasonably be expected to have a Material Adverse Effect on the Acquired Companies.
     The Company has made available to Parent an accurate and complete copy of each Acquired Company Contract that constitutes a Material Contract as of the date of this Agreement.

          (b) Each Acquired Company Contract that constitutes a Material Contract is valid and in full force and effect, and is enforceable in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.
          (c) None of the Acquired Companies has violated or breached in any material respect, or committed any material default under, any Acquired Company Contract that constitutes a Material Contract, except for any such violation, breach or default that has been (i) cured by the applicable Acquired Company, or (ii) waived in writing by the other party or parties to such Acquired Company Contract, such that, in the case of both clauses (i) and (ii), the other party or parties to such Acquired Company Contract do not have any right of termination or other remedy related to such violation, breach or default. To the Knowledge of the Company, no other Person has violated or breached in any material respect, or committed any material default under, any Acquired Company Contract that constitutes a Material Contract. Since July 25, 2007, none of the Acquired Companies has received any written notice or other communication regarding any material breach of, or material default under, any Acquired Company Contract that constitutes a Material Contract that has not since been (A) cured by the applicable Acquired Company, or (B) waived in writing by the other party or parties to such Acquired Company Contract, such that, in the case of both clauses (A) and (B), the other party or parties to such Acquired Company Contract does not have any right of termination or other remedy related to such breach or default.
     3.11 Liabilities. None of the Acquired Companies has any accrued, contingent or other liabilities of any nature, either matured or unmatured (whether or not required to be reflected on a balance sheet in accordance with generally accepted accounting principles, and whether due or to become due), except for (a) liabilities identified as such in the “liabilities” column of the Company Unaudited Interim Balance Sheet, (b) normal and recurring current liabilities that have been incurred by the Acquired Companies since September 30, 2010 in the ordinary course of business and consistent with past practices, and (c) liabilities described in Part 3.11 of the Company Disclosure Schedule. None of the Acquired Companies has, since July 25, 2007, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.
     3.12 Compliance with Legal Requirements. Each of the Acquired Companies is, and has at all times since July 25, 2007 been, in compliance in all material respects with all applicable Legal Requirements. Since July 25, 2007, none of the Acquired Companies has received any written notice or other communication from any Governmental Body regarding any actual or possible material violation of, or failure to comply with, any material Legal Requirement. The business of the Acquired Companies as currently conducted does not require a license from the Israeli Ministry of Defense or an authorized body thereof pursuant to Section 2(a) of the Control of Products and Services Declaration (Engagement in Encryption), 1974, as amended, or authorization from the U.S. Department of State, pursuant to the International Traffic in Arms Regulations.
     3.13 Certain Business Practices. None of the Acquired Companies, and no director, officer, agent or employee of any of the Acquired Companies acting on their behalf, has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended (or any similar Israeli or other Legal Requirement), (c) made any payoff, influence payment, bribe, rebate, kickback or unlawful payment to any Person, or (d) agreed, committed, offered or attempted to take any of the actions described in clauses (a) through (c) of this sentence.
     3.14 Governmental Grants and Authorizations.
          (a) Part 3.14(a) of the Company Disclosure Schedule identifies each Governmental Grant that has been or is provided or available to any of the Acquired Companies as of the date of this Agreement. The Company has made available to Parent accurate and complete copies of (i) all applications and related documents and correspondence submitted by the respective Acquired Companies to the Investment Center, the Chief Scientist, the Fund for the Encouragement of Marketing Activities for the Israeli Government, the European Union, the U.S.-Israel Science and Technology Foundation and any other Governmental Body related to Governmental Grants, and (ii) all certificates of approval and letters of approval (and supplements thereto) granted to the respective Acquired Companies by the Investment Center, the Chief Scientist, the Fund for the Encouragement of Marketing Activities for the Israeli Government, the European Union, the U.S.-Israel Science and Technology Foundation and any other Governmental Body related to Governmental Grants. In each such application submitted on behalf of any Acquired Company, such Acquired Company has accurately and completely disclosed all information required by such application. Each Acquired Company is in compliance, in all material respects, with the terms, conditions, requirements and criteria of all Governmental Grants and has duly fulfilled, in all material respects, all conditions, undertakings and other obligations relating thereto. To the Knowledge of the Company, no event has occurred, and no circumstance or condition exists, that would reasonably be expected to give rise to or serve as the basis for (i) the annulment, revocation, withdrawal, suspension, cancellation, recapture or modification of any Governmental Grant, (ii) the imposition of any material limitation on any Governmental Grant or any benefit available in connection with any Governmental Grant, or (iii) a requirement that any Acquired Company return or refund any benefits provided under any Governmental Grant. The Company has not transferred any know-how (as such term is defined in the Israeli Law for the Encouragement of Industrial Research and Development — 1984) developed using funds received by the Company from the Chief Scientist (“Funded Know-how”). The Company has not deposited any Funded Know-how in escrow. The Company has paid in full all royalty obligations with respect to grants received by the Company from the Chief Scientist, and it has no future royalty obligations with respect to such grants. The consummation of the Merger and the other transactions contemplated by this Agreement (A) will not adversely affect the ability of any of the Acquired Companies to obtain the benefit of the Governmental Grant for the remaining duration thereof, and (B) will not result in (1) the failure of any of the Acquired Companies to comply with any of the terms, conditions, requirements and criteria of any Governmental Grant, or (2) any claim by any Governmental Body or other Person that any Acquired Company is required to return or refund, or that any Governmental Body is entitled to recapture, any benefit provided under any Governmental Grant. No Consent of any Governmental Body or other Person is required to be obtained prior to the consummation of the Merger in order to preserve the entitlement of any of the Acquired Companies to any Governmental Grant. No Governmental Body (y) has awarded any participation or provided any support to any of the Acquired Companies, or (z) is or may become entitled to receive any royalties or other payments from any of the Acquired Companies.

          (b) Part 3.14(b) of the Company Disclosure Schedule sets forth, with respect to each Governmental Grant referred to in Part 3.14(a) of the Company Disclosure Schedule: (i) the total amount of the benefits received by the Acquired Companies under such Governmental Grant and the total amount of the benefits available for future use by the Acquired Companies under such Governmental Grant, (ii) the time period in which the respective Acquired Companies received, or will be entitled to receive, benefits under such Governmental Grant, (iii) a general description of any research and development program for which such Governmental Grant was approved, (iv) a description of all current and future payment obligations of the Acquired Companies under such Governmental Grant, (v) any royalty or other repayment schedule applicable to such Governmental Grant and the total payment or repayment due, (vi) the type of revenues from which royalty or other payments are required to be made under such Governmental Grant, and (vii) the total amount of any payments made by the Acquired Companies prior to the date of this Agreement with respect to such Governmental Grant.
          (c) The Acquired Companies hold all material Governmental Authorizations necessary to enable the Acquired Companies to conduct their business in the manner in which such business is being conducted. All such Governmental Authorizations held by the respective Acquired Companies are valid and in full force and effect. Each Acquired Company is, and at all times since July 25, 2007 has been, in compliance with the material terms and requirements of such Governmental Authorizations. Since July 25, 2007 and to the date of this Agreement, none of the Acquired Companies has received any notice or other communication from any Governmental Body or any other Person regarding (i) any actual or possible violation of or failure to comply with any term or requirement of any such Governmental Authorization, or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any such Governmental Authorization.
          (d) Part 3.14(d) of the Company Disclosure Schedule identifies as of the date of this Agreement (i) each approval of “Approved Enterprise” status that has been granted by the Investment Center to any of the Acquired Companies, and (ii) the benefits received by the Acquired Companies, or to which the Acquired Companies are entitled, pursuant to such approval. Each of the Acquired Companies that has been granted any approval for “Approved Enterprise” status by the Investment Center has fully complied with all terms and conditions included in such approval.
     3.15 Tax Matters.
          (a) Each of the Acquired Companies has (i) timely filed, or has caused to be timely filed on its behalf, after taking into account any extension of time within which to file, all material Tax Returns required to be filed by it, which Tax Returns were complete and correct in all material respects, and (ii) timely paid, or has caused to be timely paid on its behalf, all material Taxes required to have been paid by it, except for Taxes that are being contested in good faith by appropriate proceedings and for which reserves have been established in accordance with U.S. GAAP. The most recent financial statements contained in the Acquired Company Reporting Documents reflect, to the Knowledge of the Company, a reserve (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) for all Taxes payable by the Acquired Companies for all taxable periods and portions thereof through the date of such financial statements in accordance with U.S. GAAP, whether or not shown as being due on any Tax Returns. No deficiencies for any material amount of Taxes have been proposed, asserted or assessed against any of the Acquired Companies as of the date hereof, and no requests for waivers of the time to assess any such material Taxes are pending or have been granted. Subject to exceptions as would not be material, no claim has ever been made in writing by a Governmental Body in a jurisdiction where any of the Acquired Companies does not file a Tax Return that any of the Acquired Companies is or may be subject to taxation by that jurisdiction in respect of Taxes that would be covered by or the subject of such Tax Return.
          (b) As of the date hereof, no examination or audit of any material Tax Return of any of the Acquired Companies or any administrative or judicial proceeding in respect of any material amount of Tax is currently in progress or, to the Knowledge of the Company, threatened.
          (c) None of the Acquired Companies (i) is or has ever been a member of a group of corporations with which it has filed (or been required to file) consolidated, affiliated, combined or unitary Tax Returns, other than a group the common parent of which was the Company, (ii) is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement, or (iii) has any material liability for Taxes of another person (other than the Acquired Companies) as a transferee or successor.
          (d) Each of the Acquired Companies has timely withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any current or former director, officer, employee, independent contractor or consultant of any of the Acquired Companies, creditor, depositor, stockholder or other third party, and has complied in all material respects with any applicable information reporting, filing or similar requirements with respect to any such payments.
          (e) There is no agreement, plan, arrangement or other Contract covering any employee or independent contractor or former employee or independent contractor of any of the Acquired Companies that, considered individually or considered collectively with any other such Contracts, could reasonably be expected to give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G or Section 162 of the Code (or any comparable provision under state Tax laws or under Israeli or other foreign Tax laws).
          (f) None of the Acquired Companies has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) or Section 301.6111-2(b)(2). None of the Acquired Companies has participated in any “reportable transaction” under Ordinance Section 131(g), and the respective regulations promulgated thereunder.
          (g) During the five-year period ending on the date hereof, none of the Acquired Companies was a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code.
          (h) None of the Acquired Companies will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of any (i) change in the method of accounting for a taxable period ending on or prior to the date hereof, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, Israeli or other foreign income Tax law) executed on or prior to the date hereof, (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding provision of state, local, Israeli or foreign income Tax law), (iv) installment sale or open transaction disposition made on or prior to the Effective Time, or (v) prepaid amount received on or prior to the Effective Time.
          (i) None of the Acquired Companies is subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any tax ruling made with reference to the provisions of Part E2.
          (j) Each of the Acquired Companies is tax resident only in the country in which it is incorporated. None of the Acquired Companies (except for the Subsidiaries of the Company incorporated in Israel) is managed and controlled from Israel. None of the Acquired Companies has elected, under Section 897(i) of the Code, to be taxed as a United States domestic corporation. No Acquired Company (i) is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code, or (ii) was, with the exception of Voltaire, Inc., created or organized in the United States such that such entity would be taxable in the United States as a domestic entity pursuant to Treasury Regulations Section 301.7701-5(a).
          (k) None of the Acquired Companies has or has had a permanent or fixed establishment, branch, residence or other taxable presence, as defined in any applicable Tax treaty, law or regulation, in any country outside its country of formation.
          (l) Any related party transactions subject to Section 85A of the Ordinance conducted by each of the Acquired Companies have been on an arm’s length basis in accordance with Section 85A of the Ordinance.
          (m) In relation to goods and services tax or value added or other similar Tax, each of the Acquired Companies (i) has been duly registered and is a taxable person, (ii) has complied, in all material respects, with all statutory requirements, orders, provisions, directives or conditions, (iii) has not been required by the relevant authorities of customs and excise to give security, (iv) has collected and timely remitted to the relevant Taxing Authority all output value added tax which it was required to collect and remit under any applicable law, and (v) has not received a refund for input value added tax for which it is not entitled under any Applicable Law.
     3.16 Employee and Labor Matters; Benefit Plans.
          (a) Part 3.16(a) of the Company Disclosure Schedule identifies as of the date of this Agreement each “employee benefit plan” as defined in Section 3(3) of ERISA, each employment, severance, change in control or similar contract, plan, arrangement or policy (excluding employment offer letters and employment agreements, in each case, that can be terminated without incurring any liability other than accrued wages, benefits and any statutorily required payments or benefits) and each other material plan or arrangement providing for compensation, bonuses, commissions, vacation, deferred compensation, incentive compensation, share purchase, share option, phantom shares, death and disability benefits, termination pay, hospitalization, medical, insurance, flexible benefits, supplemental unemployment benefits, profit-sharing, pension or retirement, in each case, whether or not written and whether or not funded, that is maintained, sponsored, contributed to or required to be contributed to by any of the Acquired Companies or any of their ERISA Affiliates for the benefit of any current or former employee, consultant, independent contractor or director of any of the Acquired Companies or with respect to which any of the Acquired Companies has or may have any material liability or obligation. (All plans, programs and agreements of the type referred to in the prior sentence are referred to in this Agreement as the “Acquired Company Benefit Plans.”)
          (b) With respect to each Acquired Company Benefit Plan, the Company has made available to Parent (i) an accurate and complete copy of such Acquired Company Benefit Plan (including all amendments thereto), except for individual award agreements for Company Compensatory Awards that do not provide for vesting acceleration, in which case each form of such agreement has been made available to Parent, (ii) an accurate and complete copy of the annual report, if required under ERISA or under any other Legal Requirement, with respect to such Acquired Company Benefit Plan for each of the last two years, (iii) an accurate and complete copy of the most recent summary plan description, together with each Summary of Material Modifications, if required under ERISA, with respect to such Acquired Company Benefit Plan, (iv) if such Acquired Company Benefit Plan is funded through a trust, insurance policy or any third party funding vehicle, an accurate and complete copy of the trust, insurance policy or other funding agreement (including all amendments thereto) and accurate and complete copies the most recent financial statements thereof, (v) accurate and complete copies of all material Contracts relating to such Acquired Company Benefit Plan, including service provider agreements, insurance contracts, leasing agreements, minimum premium contracts, stop-loss agreements, investment management agreements, subscription and participation agreements and recordkeeping agreements, and (vi) an accurate and complete copy of the most recent determination or opinion letter received from the Internal Revenue Service with respect to such Acquired Company Benefit Plan (if such Acquired Company Benefit Plan is intended to be qualified under Section 401(a) of the Code).
          (c) None of the Acquired Companies nor any ERISA Affiliate of the Acquired Companies sponsors, maintains or contributes or is obligated to contribute to, or has in the past six (6) years sponsored, maintained or contributed or has been obligated to contribute to, any Acquired Company Benefit Plan subject to Title IV of ERISA, any non-U.S. defined benefit plan, any multiemployer plan within the meaning of Section 4001(a)(3) or 3(37) of ERISA or any “multiple employer plan” as such term is defined in Section 413(c) of the Code.
          (d) Each Acquired Company Benefit Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter and its related trust has been determined to be exempt from taxation under Section 501(a) of the Code, has pending or has time remaining in which to file, an application for such determination from the Internal Revenue Service or such Acquired Company Benefit Plan and trust are entitled to rely upon a favorable opinion letter from the Internal Revenue Service, and to the Knowledge of the Company there is no reason why any such determination letter should be revoked or not be issued. Each Acquired Company Benefit Plan has been maintained and operated in material compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including ERISA and the Code, which are applicable to such Acquired Company Benefit Plan as well as in material compliance with any applicable agreement. No events have occurred with respect to any Acquired Company Benefit Plan that could result in a material payment or assessment by or against the Company of any excise taxes under Sections 4972, 4975, 4976, 4977, 4979, 4980B, 4980D, 4980E or 5000 of the Code.
          (e) With respect to each Acquired Company Benefit Plan other than a Foreign Plan, (i) except as would not result in material liability to the Acquired Companies, all payments due from any Acquired Company and ERISA Affiliate of any Acquired Company to date have been timely made, and (ii) all amounts properly accrued to date as liabilities of the Acquired Companies which have not been paid are properly recorded on the books of the applicable Acquired Company and, to the extent required by GAAP, adequate reserves are reflected on the financial statements of the Company.
          (f) None of the Acquired Companies has announced its intention to amend or modify in any material respect or terminate any Acquired Company Benefit Plan or adopt any material arrangement or program which, if established as of the date of this Agreement, would come within the definition of an Acquired Company Benefit Plan.
          (g) No Acquired Company Benefit Plan provides death, medical or health benefits (whether or not insured) with respect to any current or former employee or director of any of the Acquired Companies after any termination of service of such employee or director (other than benefit coverage mandated by Section 4980B of the Code and similar state Legal Requirements).
          (h) With respect to any Acquired Company Benefit Plan constituting a group health plan within the meaning of Section 4980B(g)(2) of the Code, the provisions of Section 4980B of the Code (“COBRA”) have been complied with in all material respects.
          (i) Neither the execution, delivery or performance of this Agreement nor the consummation of the Merger or any of the other transactions contemplated by this Agreement will result (either by itself or in connection with an employee’s termination of employment or any other event or circumstance) in any material bonus, golden parachute, severance or other payment or obligation to any current or former employee, consultant, independent contractor or director of any of the Acquired Companies (whether or not under any Acquired Company Benefit Plan), or materially increase the benefits payable or provided under any Acquired Company Benefit Plan, or result in any acceleration of the time of payment, provision or vesting of any such benefits.
          (j) Each Acquired Company Benefit Plan which is a “non-qualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) has been operated in good faith compliance since January 1, 2005 and has been maintained and operated since January 1, 2009 in documentary and operational material compliance with the requirements of Section 409A of the Code and applicable guidance issued thereunder Each Company Option as to which any portion vested on or after January 1, 2005, has an exercise price that is not less than the fair market value (as determined in accordance with the regulations promulgated under Section 409A of the Code) of the underlying Company Share on the date of grant. Each Company RSU is either exempt from, or complies with the requirements of, Section 409A of the Code.
          (k) Each compensation and benefit plan maintained or contributed to by the Acquired Companies or any ERISA Affiliate of the Acquired Companies under Legal Requirements or applicable agreement, custom or rule of the relevant jurisdiction outside of the United States, including managers insurance policy, pension fund, provident fund and education fund (each such plan, a “Foreign Plan”) is listed in Part 3.16(k) of the Company Disclosure Schedule. As regards each Foreign Plan, (i) such Foreign Plan is in material compliance with the provisions of the Legal Requirements and applicable agreements of each jurisdiction in which such Foreign Plan is maintained, to the extent those Legal Requirements are applicable to such Foreign Plan, (ii) all contributions to, and payments from, such Foreign Plan which may have been required to be made in accordance with the terms of such Foreign Plan, and, when applicable, the Legal Requirements of the jurisdiction in which such Foreign Plan is maintained, have been fully and timely made or shall be made by the Closing Date, and all such contributions to such Foreign Plan, and all payments under such Foreign Plan, for any period ending before the Closing Date that are not yet, but will be, required to be made, are reflected as an accrued liability on the Company Unaudited Interim Balance Sheet in accordance with both Israeli GAAP and U.S. GAAP, (iii) each Acquired Company and each ERISA Affiliate have materially complied with all applicable reporting and notice requirements, and such Foreign Plan has obtained from the Governmental Body having jurisdiction with respect to such Foreign Plan any required determinations, if any, that such Foreign Plan is in material compliance with the Legal Requirements of the relevant jurisdiction if such determinations are required in order to give effect to such Foreign Plan, (iv) such Foreign Plan has been administered in all material respects at all times in accordance with its terms and applicable Legal Requirements, (v) to the Knowledge of the Company, there are no pending investigations by any governmental body involving such Foreign Plan, and no pending claims (except for claims for benefits payable in the normal operation of such Foreign Plan), suits or proceedings against such Foreign Plan or asserting any rights or claims to benefits under such Foreign Plan, (vi) the consummation of the transactions contemplated by this Agreement will not by themselves create or otherwise result in any Liability with respect to such Foreign Plan, and (vii) except as required by applicable Legal Requirements, no condition exists that would prevent any Acquired Company and its ERISA Affiliates from terminating or amending any Foreign Plan at any time for any reason in accordance with the terms of each such Foreign Plan without the payment of any fees, costs or expenses (other than the payment of benefits accrued on the Company Unaudited Interim Balance Sheet in accordance with both Israeli GAAP and U.S. GAAP and any normal and reasonable expenses typically incurred in a termination event). No Foreign Plan has unfunded Liabilities that will not be offset by insurance or that are not fully accrued on the financial statements of the Company or any Subsidiary.
          (l) Part 3.16(l) of the Company Disclosure Schedule identifies as of the date of this Agreement all employees of each of the Acquired Companies, and correctly reflects, in all material respects, the following: current salary, compensation payable pursuant to bonus, deferred compensation or commission arrangements, on-call increment, overtime payment (global and deferred), full-time or part-time status, short-term or temporary basis, vacation entitlement and accrued vacation or paid time-off balance, travel pay or car maintenance or car entitlement, sick leave entitlement and accrual, and recuperation pay entitlement and accrual, pension entitlements and provident funds (including manager’s insurance, education fund and health fund), their respective contribution rates and the salary basis for such contributions, whether such employee, to the extent employed in Israel, is subject to a Section 14 arrangement under the Severance Pay Law, and, to the extent such employee is subject to a Section 14 arrangement, an indication of whether such arrangement has been applied to such person from the commencement date of their employment and on the basis of their entire salary, main work location, share options, if any, or rights, such employee’s employer, date of employment and position. No commitment, promise or undertaking has been made by any Acquired Company with respect to any change in the compensation payable to any such employee. None of the employees of the Acquired Companies are currently on relocation, and the applicable law that applies to their respective employment is the applicable law of their respective jurisdiction where they perform their services.

          (m) None of the Acquired Companies is or has been a party to any collective bargaining contract, collective labor agreement or other Contract or arrangement with a labor union, trade union or other organization or body involving any of its employees, or is otherwise required (under any Legal Requirement, under any Contract or otherwise) to provide benefits or working conditions under any of the foregoing. None of the Acquired Companies is a member in any employers’ association or organization, and no employers’ association or organization has made any demand for payment of any kind from the Acquired Companies. None of the employees of the Acquired Companies are represented by any labor union, labor organization, trade union, works council or employee committee, and, to the Knowledge of the Company, there are no and have been no union, works council or other employee organizing activities or proceedings among any of their employees, nor does any question concerning representation exist concerning such employees. None of the Acquired Companies has recognized or received a demand for recognition from any collective bargaining representative with respect to any of its employees. None of the Acquired Companies has or is subject to, and no employee of any of the Acquired Companies benefits from, any extension order (tzavei harchava), except for those extension orders applicable to all employees in Israel. All of the employees of the Acquired Companies in the United States are “at will” employees.
          (n) There is no claim, demand, proceeding, administrative change, arbitration, mediation or complaint that is pending or, to the Knowledge of the Company, has been threatened against any Acquired Company by any current or former employee, consultant, independent contractor or director of such Acquired Company or by any third party with respect to any such current or former employee, consultant, independent contractor or director. Without limiting the generality of the foregoing, there are no unfair labor practice claims or charges that are pending, or to the Knowledge of the Company, have been threatened against any of the Acquired Companies. No Acquired Company has been subject to any investigation by any Governmental Body responsible for the enforcement of labor or employment laws, and no such investigation is in progress.
          (o) Since July 25, 2007, (i) there has been no labor strike, slowdown, lockout or stoppage pending (or, to the Knowledge of the Company, threatened) against or affecting any of the Acquired Companies, (ii) there has been no dispute between any of the Acquired Companies and any group of its employees, and (iii) no event has occurred and no circumstance or condition exists that could reasonably be expected to give rise to any such labor strike, slowdown, stoppage or dispute.
          (p) Part 3.16(p) of the Company Disclosure Schedule identifies as of the date of this Agreement each employee of any of the Acquired Companies who is not fully available to perform work because of long term leave of absence.
          (q) There is no Contract between any Acquired Company and any of its employees or directors that cannot be terminated by such Acquired Company without notice, or with notice of 30 days or less (or payment in lieu of such notice), without giving rise to a claim for damages or compensation, except for statutory severance pay.
          (r) The obligations of the Acquired Companies to provide severance pay to their employees are fully funded or have been properly provided for in the Company Unaudited Interim Balance Sheet in accordance with U.S. GAAP. All other liabilities of the Acquired Companies relating to their respective employees (including vacation accruals and recuperation pay accrual but excluding liabilities for illness pay) were properly accrued in accordance with U.S. GAAP.
          (s) Each of the Acquired Companies is and has been in compliance in all material respects with all applicable Legal Requirements and Contracts relating to employment, including, but not limited to, employment practices, wages, bonuses, hours of work and rest, vacation entitlement, accrual and redemption, overtime payments, pay slips requirements, Notification of Employment Conditions requirements, immigration, discrimination layoffs and plant closings, employee privacy and other compensation matters and terms and conditions of employment, including in accordance with applicable employment Contracts. All obligations of the Acquired Companies with respect to statutorily required severance payments have been fully satisfied or have been funded by contributions to appropriate insurance funds or were properly accrued in accordance with U.S. GAAP. All obligations of the Acquired Companies to their employees under Legal Requirements and applicable employment Contracts have been duly and timely made in all material respects. All employees have valid visas and work permits, if necessary, in order to work in their respective jurisdictions.
          (t) To the Knowledge of the Company, there are no facts indicating that (i) the consummation of the Merger or any of the other transactions contemplated by this Agreement will have a Material Adverse Effect on the labor relations of any of the Acquired Companies, or (ii) any of the officers, key employees, consultants or independent contractors of any Acquired Company intends to terminate his or her employment or engagement with such Acquired Company.
          (u) There are no material personnel manuals, handbooks, policies, rules or procedures applicable to employees of the Acquired Companies, other than those set forth in Part 3.16(u) of the Company Disclosure Schedule, true and complete copies of which have been made available to Parent. There are no material customs or customary practices regarding employees that could be deemed to be binding on the Acquired Companies.
          (v) No employee of any of the Acquired Companies has been dismissed in the last twelve months or has given notice of termination of his or her employment with the relevant Acquired Company. None of the Acquired Companies has any unsatisfied obligations of any material nature to any of its former employees, independent contractors or consultants, and their termination was in compliance with Legal Requirements and agreements.
          (w) No Person has any agreement, whether written or otherwise, with any of the Acquired Companies under which that Person acts as a consultant, independent contractor or in a similar capacity for the relevant Acquired Company, whether on a full or part time, retainer basis or otherwise and is entitled to annual cash compensation in excess of US$150,000. Part 3.16(w) of the Company Disclosure Schedule sets forth as of the date of this Agreement all payments and benefits payable or which the relevant Acquired Company is bound to provide (whether now or in the future) to each such consultant or similar provider, including fees, bonuses, commissions, expenses reimbursement and any other benefit, and start date for each such consultant or similar provider. To the extent the arrangements and agreements with the Persons on Part 3.16(w) of the Company Disclosure Schedule are in writing, true and complete copies of which have heretofore been made available to Parent. All Persons listed on Part 3.16(w) of the Company Disclosure Schedule, as well as former consultants and independent contractors, are and have been properly classified as independent contractors, there has been no employer-employee relationship between the relevant Acquired Company and any such Person and any service provider on its behalf, and such Persons are not entitled to any rights under the labor and/or employment laws of any applicable jurisdictions, including severance pay from the applicable Acquired Company, and any such Persons have received all of the rights and compensation to which they are entitled according to Legal Requirements and agreements.
     3.17 Environmental Matters. Each of the Acquired Companies (i) is in compliance with all applicable material Environmental Laws, (ii) possesses all permits and other Governmental Authorizations required under applicable material Environmental Laws, and (iii) is in compliance in all material respects with the terms and requirements of such Governmental Authorizations. None of the Acquired Companies has as of the date of this Agreement received any written notice or other communication (whether from a Governmental Body, citizens group, employee or otherwise) asserting that any of the Acquired Companies is or was not in compliance with any Environmental Law, and, to the Knowledge of the Company, there are no circumstances that may prevent or interfere with the compliance by any of the Acquired Companies with any Environmental Law in the future. To the Knowledge of the Company, (A) no current or prior owner of any property leased or controlled by any of the Acquired Companies has received any written notice or other communication (from a Governmental Body, citizens group, employee or otherwise) asserting that such current or prior owner or any of the Acquired Companies is or was not in compliance with any Environmental Law, (B) all property that is leased to, controlled by or used by any of the Acquired Companies, and all surface water, groundwater and soil associated with or adjacent to such property, is in clean and healthful condition and is free of any material environmental contamination of any nature, (C) none of the property leased to, controlled by or used by any of the Acquired Companies contains any underground storage tanks, asbestos, equipment using PCBs or underground injection wells, and (D) none of the property leased to, controlled by or used by any of the Acquired Companies contains any septic tanks in which process wastewater or any Materials of Environmental Concern have been disposed of. No Acquired Company has ever sent or transported, or arranged to send or transport, any Materials of Environmental Concern to a site that, pursuant to any applicable Environmental Law, (1) has been placed on the “National Priorities List” of hazardous waste sites or any similar Israeli or United States state list, (2) is otherwise designated or identified as a potential site for remediation, cleanup, closure or other environmental remedial activity, or (3) is subject to a Legal Requirement to take “removal” or “remedial” action as detailed in any applicable Environmental Law or to make payment for the cost of cleaning up the site.
     3.18 Insurance. Copies of all insurance policies and all self insurance programs and arrangements relating to the business, assets, employees and operations of the respective Acquired Companies, other than Acquired Company Benefit Plans, have been made available to Parent. Each of such insurance policies is in full force and effect, all premiums due and payable thereon have been paid, and the Company has reasonably determined that the dollar amounts and scope of coverage of such insurance policies (a) are adequate for the business engaged in by the Acquired Companies, and (b) comply with the applicable requirements of all Acquired Company Contracts and Legal Requirements. Since July 25, 2007, none of the Acquired Companies has received any notice or other communication regarding any actual or possible (i) cancellation or invalidation of any insurance policy, (ii) refusal of any coverage or rejection of any material claim under any insurance policy, or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy. There is no pending workers’ compensation claim or other claim under or based upon any insurance policy of any of the Acquired Companies that is material to the business of the Acquired Companies.
     3.19 Transactions with Affiliates; Potential Conflicts of Interest.
          (a) Since July 25, 2007, no event has occurred that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC. Part 3.19(a) of the Company Disclosure Schedule identifies each Person who is an “affiliate” (as that term is used in Rule 145 under the Securities Act) of the Company as of the date of this Agreement and all Company Shares and Company Compensatory Awards held by each such Person as of the date of this Agreement. Each transaction between any Acquired Company and any affiliate of such Acquired Company has been properly authorized and approved in accordance with the Israeli Companies Law and any other applicable Legal Requirement.
          (b) To the Knowledge of the Company, no current or former officer or director of any of the Acquired Companies, and no other Person that owns (beneficially or of record) more than 5% of the outstanding shares of any of the Acquired Companies, and no affiliate or relative of any such officer, director or other Person (i) owns, directly or indirectly, any interest in, or is an officer, director, employee or consultant of, any Person that is a competitor, lessor, lessee, licensor, licensee, customer or supplier of or to any of the Acquired Companies, (ii) owns, directly or indirectly, in whole or in part, any Acquired Company IP or any other property that any of the Acquired Companies is using or the use of which is necessary for the business of any of the Acquired Companies, (iii) has any claim, charge, action or cause of action against any of the Acquired Companies, except for any unasserted claims for accrued vacation pay, any unasserted claims for accrued benefits under Acquired Company Benefit Plans and any unasserted claims for compensation not yet payable and expense reimbursements not yet due, (iv) has received or may have a right to receive, from any of the Acquired Companies, any payment of any commission, fee or other amount, or (v) has any indebtedness for borrowed money to, or from, any of the Acquired Companies.
     3.20 Legal Proceedings.
          (a) There is no pending Legal Proceeding, and, to the Knowledge of the Company, no Person has threatened to commence any Legal Proceeding (i) that involves any of the Acquired Companies or any of the assets owned or used by any of the Acquired Companies, or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other transactions contemplated by this Agreement.
          (b) There is no material order, writ, injunction, judgment or decree to which any of the Acquired Companies, or any of the assets owned or used by any of the Acquired Companies, is subject.
     3.21 Products.
          (a) Each Acquired Company Product confirms and complies in all material respects with the terms and requirements of any applicable warranty or other Contract and with all applicable Legal Requirements and published specifications.

          (b) Each Acquired Company Product implements industry standard measures designed to prevent the introduction of code that might (i) disrupt, disable, harm or otherwise impede in any manner the operation of a computer program or a computer system or the equipment on which such code resides, or (ii) damage or destroy any data or files residing on a computer or computer system, or compromise the privacy or data security of a user, without the consent of the user of such computer or computer system (“Malicious Code”) into Acquired Company Products.
          (c) Since July 25, 2007 and to the date of this Agreement, no customer or other Person has asserted or threatened in writing to assert any material claim against any of the Acquired Companies under or based upon any warranty relating to any Acquired Company Product.
     3.22 Authority; Binding Nature of Agreements. The Company has all necessary right, power and authority to enter into and to perform its obligations under this Agreement, except that consummation of the Merger is subject to obtaining the Required Company Shareholder Vote. The board of directors of the Company, at a meeting duly called and held, pursuant to a unanimous vote of all its members, has (i) determined that the Merger is fair and in the best interests of the holders of the Company Shares, and that, taking the Company’s financial situation into account, there is no reasonable concern that in consequence of the Merger the Surviving Corporation will not be able to meet the Company’s obligations to its creditors existing immediately prior to the Closing, (ii) authorized, approved and declared advisable the execution, delivery and performance of this Agreement, and all the transactions contemplated by this Agreement and any of the other agreements referenced in this Agreement (to the extent applicable to the Company), by the Company, (iii) approved and declared advisable the Merger, and (iv) recommended the approval of the Merger by the holders of Company Shares and directed that the Company take all action required to submit the Merger for consideration by the Company’s shareholders at the Company General Meeting, in each case in accordance with the provisions of the Israeli Companies Law. No separate approval of the audit committee of the Company’s board of directors or any other committee or organ of the Company or its board of directors is necessary in connection with the Merger or any of the other transactions contemplated by this Agreement. This Agreement constitutes legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.
     3.23 No Existing Discussions. None of the Acquired Companies, and no Representative of any of the Acquired Companies, is, or has at any time since October 27, 2010 through the date of this Agreement been, engaged directly or indirectly in any discussions or negotiations with any other Person relating to any Acquisition Proposal.
     3.24 Vote Required. Assuming the accuracy of the representation set forth in Section 4.5, the affirmative vote of a majority of the voting power of the Company present and voting at the Company General Meeting, excluding abstentions (the “Required Company Shareholder Vote”) is the only vote of the holders of any shares of the Company necessary to approve the Merger. The quorum required for the Company General Meeting is two or more shareholders, present in person or by proxy and holding shares conferring in the aggregate at least 25% of the voting power of the Company. No vote or approval of (i) any creditor of any of the Acquired

Companies, (ii) any holder of any option granted by any of the Acquired Companies, or (iii) any shareholder of any of the Company’s Subsidiaries is necessary in order to approve or permit the consummation of the Merger.
     3.25 Non-Contravention; Consents. Neither (1) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement, nor (2) the consummation of the Merger, will directly or indirectly (with or without notice or lapse of time):
          (a) contravene, conflict with or result in a violation of (i) any of the provisions of the memorandum of association, articles of association or other charter or organizational documents of any of the Acquired Companies, or (ii) any resolution adopted by the shareholders, the board of directors or any committee of the board of directors of any of the Acquired Companies;
          (b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Merger or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which any of the Acquired Companies, or any of the assets owned or used by any of the Acquired Companies, is subject;
          (c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate, modify or exercise any right or remedy or require any refund or recapture with respect to, any Governmental Grant, or any benefit provided or available under any Governmental Grant, or other Governmental Authorization that is held by any of the Acquired Companies or that otherwise relates to the business of any of the Acquired Companies or to any of the assets owned or used by any of the Acquired Companies;
          (d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Acquired Company Contract, or give any Person the right to (i) declare a default or exercise any remedy under any Acquired Company Contract, (ii) receive or require a rebate, chargeback, penalty or change in delivery schedule under any Acquired Company Contract, (iii) accelerate the maturity or performance or any rights or obligations of any Acquired Company Contract, or (iv) cancel, terminate or modify any term of Acquired Company Contract;
          (e) result in the imposition, creation or crystallization of any Encumbrance upon or with respect to any asset owned or used by any of the Acquired Companies, except for Permitted Liens; or
          (f) result in, or reasonably expected to increase the likelihood of, (i) the disclosure, release or delivery to any escrowholder, trustee or other Person of any source code of the Acquired Company Products, or (ii) the transfer of any material asset of any of the Acquired Companies to any Person.
     Except as may be required by the Exchange Act, the Israeli Securities Law, the HSR Act, the Israeli Restrictive Trade Practices Law, FINRA, the NASD and the Nasdaq Stock Market, none of the Acquired Companies was, is or will be required to make any delivery to or filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement, or (y) the consummation of the Merger and any of the other transactions contemplated by this Agreement.
     3.26 Fairness Opinion. Prior to the execution of this Agreement, the Company’s board of directors has received the written opinion of Bank of America Merrill Lynch, financial advisor to the Company (the “Company Financial Advisor”), dated the date thereof, to the effect that, based on and subject to the various qualifications and assumptions therein, the consideration to be received by the shareholders of the Company in the Merger is fair to the shareholders of the Company from a financial point of view, and such opinion has not been withdrawn or modified. The Company will make available, solely for information purposes, an accurate and complete copy of said written opinion to Parent immediately following the execution of this Agreement.
     3.27 Financial Advisors; Transaction Expenses.
          (a) Except for the Company Financial Advisor, no broker, finder, financial advisor or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of any of the Acquired Companies. Part 3.27 of the Company Disclosure Schedule sets forth the total of all fees, commissions and other similar amounts that have been paid by the Acquired Companies to the Company Financial Advisor and all fees, commissions and other similar amounts that may become payable to the Company Financial Advisor by the Acquired Companies if the Merger is consummated. The Company has made available to Parent accurate and complete copies of all Contracts under which any fees, commissions or other amounts have been paid to or may become payable relating to the Merger, and all indemnification and other agreements, related to the engagement of the Company Financial Advisor.
          (b) Part 3.27 of the Company Disclosure Schedule sets forth the Transaction Expenses paid through the date hereof by the Company and the Company’s current reasonable estimate of such Transaction Expenses from the date hereof through the Closing, presented on an aggregate basis by category for each of the following categories of expenses: legal counsel, financial advisors, investment bankers and accountants, proxy solicitors, public relations firms and investor relations firms.
     3.28 No Ownership of Parent Ordinary Shares. None of the Acquired Companies owns, beneficially or of record, any shares of Parent Ordinary Shares.
     3.29 Export Compliance. The Acquired Companies have conducted its export transactions in accordance with applicable provisions of United States export control laws and regulations, including, but not limited to, the Export Administration Act and implementing Export Administration Regulations, the requirements of the Israeli Ministry of Defense or an authorized body thereof, or any other Legal Requirements relating to the development, commercialization, import or export of technology.

     3.30 Full Disclosure. None of the information supplied or to be supplied by or on behalf of any of the Acquired Companies for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is mailed to the shareholders of the Company or at the time of the Company General Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not false or misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, the Company makes no representations or warranty with respect to information supplied by Parent or Merger Sub with respect to Parent or Merger Sub that is contained in the Proxy Statement.
Section 4. Representations and Warranties of Parent and Merger Sub.
     Parent represents and warrants to the Company that, except as set forth in the Parent SEC Documents:
     4.1 Corporate Organization. Each of Parent and Merger Sub is a corporation duly organized and validly existing under the laws of the jurisdiction of its organization or incorporation and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of Parent and Merger Sub is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing, individually or in the aggregate, would not prevent or materially delay consummation of the transactions or otherwise prevent Parent or Merger Sub from performing any of their material obligations under this Agreement.
     4.2 Authority; Binding Nature of Agreement. Each of Parent and Merger Sub has all necessary right, power and authority to enter into and to perform its obligations under this Agreement. The board of directors of Parent (at a meeting duly called and held) has authorized and approved the execution, delivery and performance of this Agreement by Parent. The board of directors of Merger Sub has unanimously (a) determined that the Merger is fair to, and in the best interest of, Merger Sub and its shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of Merger Sub to its creditors, (b) approved this Agreement and the Merger, and (c) resolved to recommend that the sole shareholder of Merger Sub approve this Agreement, the Merger and the other transactions pursuant to the terms hereof (which approval has been obtained simultaneously with the execution of this Agreement). This Agreement constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against them in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.
     4.3 No Shareholder Vote Required. No vote of the holders of any class or series of Parent’s capital stock is necessary to approve the Merger.

     4.4 Non-Contravention; Consents. Neither the execution, delivery or performance of this Agreement by Parent or Merger Sub, nor the consummation of the Merger by Parent or Merger Sub, will directly or indirectly (with or without notice or lapse of time):
          (a) contravene, conflict with or result in a violation of any of the provisions of the memorandum of association and articles of association and other charter and organizational documents of either Parent or Merger Sub, or
          (b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Merger or to exercise any remedy or obtain any relief under, (i) any Legal Requirement, or (ii) any order, writ, injunction, judgment or decree to which Parent or Merger Sub, or any of the assets owned or used by Parent or Merger Sub, is subject.
Except as may be required by the Exchange Act, the Israeli Securities Law, the HSR Act, the Israeli Restrictive Trade Practices Law, FINRA, the NASD or the rules and regulations of the Nasdaq Stock Market, Parent is not required to make any filing with or give any notice to, or to obtain any Consent from, any Person at or prior to the Closing in connection with (A) the execution, delivery or performance of this Agreement by Parent or Merger Sub, or (B) the consummation of the Merger by Merger Sub.
     4.5 Share Ownership. Neither Parent, Merger Sub nor any Person referred to in Section 320(c) of the Israeli Companies Law with respect to Parent and Merger Sub owns any Company Shares.
     4.6 Financing. Parent currently has, and at the Effective Time, Parent and Merger Sub will have the funds necessary to satisfy all of Parent’s and Merger Sub’s obligations under this Agreement, including to pay all amounts payable pursuant to Section 2.4(a)(iii) and Section (a)(iv) and to pay all fees and expenses in connection therewith. Parent’s and Merger Sub’s obligations hereunder are not subject to a condition regarding Parent’s or Merger Sub’s obtaining funds to consummate the Merger.
     4.7 Proxy Statement. The information supplied by Parent and Merger Sub for inclusion in the Proxy Statement, if any, shall not, as of the date first mailed to the shareholders of the Company, and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information supplied by the Company or any of its Representatives for inclusion in the Proxy Statement.
     4.8 Absence of Litigation. There is no Legal Proceeding pending or to the knowledge of Parent or Merger Sub, threatened in writing against Parent or Merger Sub, or any property or asset of Parent or Merger Sub, that, individually or in the aggregate, would prevent the consummation of the Merger or seeks to prevent the consummation of the Merger. Neither Parent nor Merger Sub nor any property or asset of Parent or Merger Sub is subject to any settlement agreement or similar written agreement with, any Governmental Body that is reasonably likely to prevent consummation of the Merger.

     4.9 Merger Sub. All of the outstanding capital stock of Merger Sub is owned directly by Parent. Merger Sub is a newly formed entity with no liabilities other than those liabilities that may be owed to Parent or pursuant to the terms of this Agreement; provided that Parent and Merger Sub undertake that any amounts owed by Merger Sub or, following the Effective Time, by the Surviving Corporation, to Parent will be paid to it only to the extent such payment will not derogate from the ability of the Surviving Corporation to fulfill its obligations to its other creditors.
     4.10 Broker. No agent, broker, finder or investment banker (other than JP Morgan) is entitled to any brokerage, finder’s or other fee or commission payable by the Company in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.
     4.11 HSR Fair Market Valuation Determination. Parent has determined, or shall have determined by a date that is not more than sixty (60) days prior to the Closing Date, by its Board of Directors, or properly authorized designee, in good faith and in accordance with Title 16, Sections 801.10(b) and 802.4 of the U.S. Code of Federal Regulations, that the fair market value of the HSR reportable assets to be acquired in connection with the transaction is not greater than US$63.4 million; provided, however, that in the event Parent determines that the fair market value of the HSR reportable assets to be acquired in connection with the transaction is greater than $63.4 million, Parent has informed the Company thereof. This representation and warranty is made solely for the purpose of determining the applicability to the transactions contemplated by this Agreement of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
Section 5. Certain Covenants of the Company and Parent.
     5.1 Access and Investigation.
          (a) During the period from the date of this Agreement through the earlier to occur of the Effective Time and the termination of this Agreement in accordance with its terms (the “Pre-Closing Period”), subject to applicable Legal Requirements and antitrust laws, data privacy/protection Legal Requirements and regulations relating to the exchange of information, the Company shall, and shall cause the Representatives of the Acquired Companies to (i) provide Parent and Parent’s Representatives with reasonable access during normal business hours upon reasonable advance notice to the respective Representatives, personnel and assets of the Acquired Companies and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Companies, and (ii) provide or make available Parent and Parent’s Representatives with such copies of the existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Companies, and with such additional financial, operating and other data and information regarding the Acquired Companies, as Parent may reasonably request. Without limiting the generality of the foregoing, during the Pre-Closing Period, the Company shall promptly provide or make available to Parent with copies of (A) all material operating and financial reports prepared by the Company for the Company’s senior management, including if any (1) copies of the unaudited monthly consolidated balance sheets of the Company and its consolidated subsidiaries and the related unaudited monthly consolidated statements of operations, statements of shareholders’ equity and statements of cash flows, (2) copies of any sales forecasts, marketing plans, development plans, write-off reports, hiring reports and capital expenditure reports prepared for the Company’s senior management, and (3) to the extent not otherwise publicly available in the Company’s filings with the SEC on the SEC website, copies of the audited annual consolidated financial statements of the Company and its consolidated subsidiaries, (B) any written materials or communications sent by or on behalf of the Company to its shareholders, (C) any material notice, document or other communication sent by or on behalf of any of the Acquired Companies to any party to any Acquired Company Contract or sent to any of the Acquired Companies by any party to any Acquired Company Contract (other than any communication that relates solely to commercial transactions between the Company and the other party to any such Acquired Company Contract and that is of the type sent in the ordinary course of business and consistent with past practices), (D) any notice, report or other document filed with or delivered or sent to any Governmental Body in connection with the Merger or any of the other transactions contemplated by this Agreement, and (E) any material notice, report or other document received by any of the Acquired Companies from any Governmental Body. Any investigation conducted pursuant to the access contemplated by this Section 5.1 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Acquired Companies or damage or destroy any material property or assets of the Acquired Companies.
          (b) During the Pre-Closing Period, subject to applicable antitrust laws and regulations relating to the exchange of information, Parent shall, and shall cause its Representatives to (i) provide the Company and the Company’s Representatives with reasonable access to Parent’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to Parent, and (ii) provide the Company and the Company’s Representatives with such copies of the existing books, records, Tax Returns, work papers and other documents and information relating to Parent, and with such additional financial, operating and other data and information regarding Parent, as the Company may reasonably request.
          (c) Nothing in this Agreement shall limit the confidentiality provisions of the Confidentiality Agreement dated September 24, 2010 between the Company and Parent (the “Confidentiality Agreement”), which provisions shall remain in full force and effect in accordance with their terms. In addition, and without limiting the foregoing, Parent agrees that any business, marketing, technical, scientific or other information disclosed by the Acquired Companies or their Representatives in connection with the Merger, which, at the time of disclosure, is designated as confidential (or like designation) shall be used, disclosed or copied only for the purposes of, and only in accordance with, this Agreement and the consummation of the Merger. Parent shall use, at a minimum, the same degree of care as it uses to protect its own confidential information of a similar nature, but no less than reasonable care, to prevent the unauthorized use, disclosure or publication of such confidential information of the Acquired Companies.
          (d) Promptly following the execution of this Agreement, the Company will make available any written Acquisition Proposal received by the Company during the period beginning January 1, 2010 and ending on the date of this Agreement.
     5.2 Operation of the Company’s Business.
          (a) During the Pre-Closing Period, except as (i) set forth in Schedule 5.2, (ii) contemplated or permitted by this Agreement or required by Legal Requirements, (ii) approved in writing (which shall include e-mail) by Parent through the Parent Designated Person (which approval shall not be unreasonably withheld), or (iii) required by the terms of any Contract (a copy of which has been made available to Parent), (A) the Company shall ensure that each of the Acquired Companies conducts its business and operations in the ordinary course and in accordance with past practices, (B) the Company shall use commercially reasonable efforts to ensure that each of the Acquired Companies (1) preserves intact its current business organization, (2) keeps available the services of its current officers and key employees and (3) maintains its current relations consistent with prior business practices with material suppliers, customers, landlords, creditors, licensors, licensees, and other Persons having contractual or other business relationships with the respective Acquired Companies, (C) the Company shall collect its receivables in the same manner and on the same terms as such receivables have historically been collected, and (D) the Company shall maintain its status as a “foreign private issuer” as such term is defined in Rule 3b-4 promulgated under the Exchange Act.
          (b) During the Pre-Closing Period, except as (v) set forth in Schedule 5.2, (x) contemplated or permitted by this Agreement or required by Legal Requirements, (y) approved in writing (including by e-mail) by Parent through the Parent Designated Person (which approval shall not be unreasonably withheld in the case of clauses (iii), (vi), (vii), (viii), (ix), (xi), (xii), (xiv), (xvii) or (xviii) or (xxiii) (to the extent it relates to clauses (iii), (vi), (vii), (viii), (ix), (xi), (xii), (xiv), (xvii) or (xviii)) below), or (z) required by the terms of any Contract (a copy of which has been made available to Parent), the Company shall not, without the prior written consent of Parent, and shall not permit any of the other Acquired Companies to:
               (i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares or other securities, or repurchase, redeem or otherwise reacquire any shares or other securities, except Company Shares repurchased, redeemed or otherwise acquired from current or former employees or consultants of the Acquired Companies pursuant to the exercise of repurchase rights or in connection with Tax withholdings and exercise price settlements upon exercise of Company Options or settlement of Company RSUs consistent with past practices;
               (ii) sell, issue, grant or authorize the issuance or grant of (A) any shares or other securities, (B) any option, call, warrant or right to acquire any shares or other securities, or (C) any instrument convertible into or exchangeable for any shares or other securities, except that the Company may issue Company Shares upon the valid exercise of Company Options, or the vesting of Company RSUs, outstanding as of the date of this Agreement and may grant Company Compensatory Awards to employees hired on or after the date of this Agreement consistent with past practices and in accordance with the limitations of clause (xiv) below;
               (iii) file, amend or supplement any registration statement with respect to any shares or other securities;
               (iv) amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Company Share Plans or other incentive plans, any provision of any agreement evidencing any outstanding share option, restricted share or restricted share unit, or otherwise modify any of the terms of any outstanding option, restricted share unit, warrant or other security or any related Contract, except as otherwise provided in this Agreement;

               (v) amend or permit the adoption of any amendment to its memorandum of association or articles of association or other charter or organizational documents, or effect or become a party to any merger, consolidation, amalgamation, arrangement, share exchange, business combination, recapitalization, reclassification of shares, share split, division or subdivision of shares, share dividend, issuance of bonus shares, reverse share split, consolidation of shares or similar transaction;
               (vi) form any Subsidiary or acquire any equity interest or other interest in any other Entity;
               (vii) transfer any assets to any Subsidiary, other than in the ordinary course of business;
               (viii) make any capital expenditure in excess of US$75,000 individually or US$750,000 in the aggregate;
               (ix) enter into or become bound by, or permit any of the assets owned or used by it to become bound by or subject to, any Material Contract or Encumbrance, or amend or terminate, or waive or exercise any material right or remedy under, any Material Contract, other than in the ordinary course of business;
               (x) acquire, lease or license any right or other asset, other than Standard Software, from any other Person or sell, transfer, pledge or otherwise dispose of, or lease or license, any right or other asset to any other Person, except in each case for assets acquired, leased, licensed, sold, transferred, pledged or disposed of by the Company in the ordinary course of business and any non-exclusive license of Acquired Company IP in the ordinary course of business, or abandon, waive or relinquish any material right, other than in the ordinary course of business;
               (xi) other than in the ordinary course of business consistent with past practices or in accordance with existing accounting policies, write down the value of any of its inventory, write off any receivables or otherwise revalue any of its assets;
               (xii) lend money to any Person, or incur or guarantee any indebtedness for borrowed money, other than any Affiliated Company or in the ordinary course of business;
               (xiii) establish, adopt or amend in any material respect any Acquired Company Benefit Plan or any plan, policy, arrangement or agreement that would be an Acquired Company Benefit Plan if in effect as of the date of this Agreement, forgive any loans to any of its directors, officers or employees, or pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or any other compensation or remuneration payable to, any of its directors, officers, employees or consultants;
               (xiv) hire any employee other than an employee who is not an officer to replace an employee who is not an officer;
               (xv) terminate any Key Employee;

               (xvi) except as required pursuant to an Acquired Company Benefit Plan or Israeli law or other applicable Legal Requirement, make any severance or termination payment to any officer or other employee;
               (xvii) change any of its pricing policies, product return policies, product maintenance or support polices, service policies, product modification or upgrade policies, or personnel policies;
               (xviii) change any of its methods of accounting or accounting practices in any respect, except as required by applicable Legal Requirements;
               (xix) commence any Legal Proceeding, other than for collections in the ordinary course of business;
               (xx) settle any Legal Proceeding having an amount at issue of more than US$250,000;
               (xxi) enter into any material transaction or take any other material action outside the ordinary course of business or inconsistent with past practices;
               (xxii) call or convene any general or special meeting of the shareholders of the Company, other than the Company General Meeting; or
               (xxiii) offer, agree or commit to take any of the actions described in clauses (i) through (xxii) of this Section 5.2(b).
          (c) During the Pre-Closing Period, promptly following such time as the Company has Knowledge of the occurrence of any event described in clauses (i) through (vi) below, the Company shall notify Parent in writing of (i) any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by the Company in this Agreement, (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by the Company in this Agreement if (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement, (iii) any material breach of any covenant or obligation of the Company, (iv) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Section 7 or 7.11 impossible or unlikely or that has had or could reasonably be expected to have a Material Adverse Effect on the Acquired Companies, (v) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with the Merger or any of the other transactions contemplated by this Agreement, or (vi) any Legal Proceeding commenced or threatened against, relating to or involving or otherwise affecting any of the Acquired Companies that relates to the consummation of the Merger or any of the other transactions contemplated by this Agreement. No notification given to Parent pursuant to this Section 5.2(c) shall limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company contained in this Agreement.

     5.3 Certain Tax Matters. During the Pre-Closing Period except as set forth in Schedule 5.3:
          (a) The Company and each of its Subsidiaries will promptly notify Parent of any suit, claim, action, investigation, proceeding or audit pending against or with respect to the Company or any of its Subsidiaries in respect of any Tax and will not settle or compromise any such suit, claim, action, investigation, proceeding or audit or enter into any material closing agreement that would adversely affect Parent’s Tax liability without Parent’s prior written consent.
          (b) Except as required by an applicable Legal Requirement pertaining to Taxes, or with Parent’s prior written consent (such consent not to be unreasonably withheld), none of the Company or any of its Subsidiaries will (i) make or change any material Tax election, (ii) file any material amended Tax Return, (iii) agree to any material adjustment of any Tax attribute, (iv) change (or make a request to any taxing authority to change) any of its methods of reporting income or deductions for federal, state, local, Israeli or other foreign income Tax purposes, (v) file any claim for a material refund of Taxes, or (vi) consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment that would adversely affect Parent’s Tax liability.
          (c) The Company and each of its Subsidiaries will retain all books, documents and records necessary for the preparation of Tax Returns and reports (including previously filed Tax Returns and reports).
     5.4 No Solicitation.
          (a) Except as otherwise permitted by this Section 5.4, until the termination of this Agreement in accordance with the terms hereof, the Company agrees that none of the Acquired Companies shall, and it shall not authorize or permit the Acquired Companies’ Representatives, on its behalf, to, directly or indirectly (i) solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of, any Acquisition Proposal, provided that the parties acknowledge and agree that nothing in this clause (i) shall be deemed to restrict in any manner the operation of the business of the Acquired Companies, in the ordinary course of business, (ii) participate in any discussions or negotiations regarding, or furnish to any Person any nonpublic information with respect to, or take any other action to facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal, except to notify such Person as to the existence of these provisions, (iv) approve, adopt, endorse or recommend to its shareholders or any other Person any Acquisition Proposal, or (v) enter into any letter of intent or similar document or any agreement, commitment or understanding providing for or contemplating any Acquisition Proposal or a transaction contemplated thereby. Except as permitted by Section 5.4 and subject to compliance with its terms, the Company shall immediately terminate, and shall cause each Acquired Company and its and each Acquired Company’s Representatives to terminate immediately, all activities, discussions or negotiations, if any, with any third party with respect to, or any that would reasonably be expected to lead to, an Acquisition Proposal. The Company shall immediately demand, and request its affiliates to immediately demand, that each person which has heretofore executed a confidentiality agreement with it or any of its affiliates or any Acquired Company or any of its or its affiliates’ or any Acquired Company’s Representatives since January 1, 2010 with respect to such Person’s consideration of a possible Acquisition Proposal (for the purposes of this sentence only, shall substitute for each reference to “85%” and “15%” appearing in the definition of an “Acquisition Transaction,” “75%” and “25%,” respectively) to immediately return or destroy (and have such destruction certified in writing by such Person to the Company hereunder) all confidential information heretofore furnished by the Company or any of its affiliates or any Acquired Company or any of its or its affiliates’ or any Acquired Company’s Representatives to such Person or any of such Person’s affiliates or Subsidiaries or any of such Person’s or such Person’s affiliates’ or Subsidiaries’ Representatives with respect to such Person’s consideration of a possible Acquisition Proposal.
          (b) Promptly, but in any event within twenty-four (24) hours, after receipt of any Acquisition Proposal by the Company, or any request for nonpublic information or inquiry which it reasonably believes would reasonably be expected to lead to an Acquisition Proposal, the Company shall provide Parent with written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry (including, for the avoidance of doubt, the financial terms and conditions of such Acquisition Proposal, request or inquiry), and the identity of the Person or group making any such Acquisition Proposal, request or inquiry, and a copy of all written materials provided in connection with such Acquisition Proposal, request or inquiry. After receipt of the Acquisition Proposal, request or inquiry by the Company, it shall promptly keep Parent informed in all material respects of the status and details (including material amendments or proposed material amendments) of any such Acquisition Proposal, request or inquiry and shall promptly provide to Parent a copy of all written materials subsequently provided in connection with such Acquisition Proposal, request or inquiry.
          (c) If, prior to the Company General Meeting, the Company receives an unsolicited (including unsolicited by any Voting Undertaking Company Shareholder in breach of its Voting and Support Agreement), bona fide written Acquisition Proposal made after the date hereof which the Company’s board of directors (or any committee thereof charged with such authority) has concluded in good faith, after consultation with outside legal counsel, and after taking into account the legal, financial, fiduciary and other aspects of such unsolicited bona fide written Acquisition Proposal, (y) constitutes or is reasonably likely to constitute a Superior Proposal and (z) that the failure to take some or all of the actions set forth in clause (i) or clause (ii) below with respect to such Acquisition Proposal would constitute a breach of its fiduciary obligations to the Company’s shareholders under applicable Legal Requirements (which for this purpose shall be deemed to consist of Israeli Legal Requirements and, in addition, in order to determine the appropriate standards that would apply to such fiduciary obligations, the Company’s board of directors may also consider and act on the basis of Delaware Legal Requirements), the Company shall promptly, but in any event in less than one (1) day following the date of such conclusion (but in any event at least one (1) Business Day prior to taking the actions set forth in (i) and (ii) below), provide to Parent written notice that shall state expressly (A) that it has received an Acquisition Proposal which constitutes or is reasonably expected to lead to a Superior Proposal, (B) that the Company’s board of directors (or a committee thereof charged with such authority) has made the conclusions set forth in clause (z) above, and (C) the identity of the party making such Acquisition Proposal and the material terms and conditions of the Acquisition Proposal (such notice, the “Superior Proposal Notice”) and may then take the following actions:
               (i) furnish nonpublic information that could reasonably be expected to lead to an Acquisition Proposal to the third party making such Acquisition Proposal, provided,

that (y) prior to so furnishing, the Company receives from the third party an executed confidentiality agreement containing confidentiality provisions no more favorable to the third party than the confidentiality provisions under the Confidentiality Agreement, and (z) subject to applicable antitrust laws and regulations relating to the exchange of information, promptly following furnishing any such nonpublic information to such third party, the Company furnishes a copy of such nonpublic information to Parent hereunder (to the extent such nonpublic information has not been previously so furnished), and
               (ii) engage in discussions and/or negotiations with the third party with respect to the Acquisition Proposal.
          (d) In response to the receipt of a Superior Proposal that has not been withdrawn and continues to constitute a Superior Proposal after compliance by the Company with this Section 5.4(d), the board of directors (or any committee thereof charged with such authority) of the Company may (y) withhold or withdraw the Company Board Recommendation, or (z) approve, adopt, endorse or recommend to its shareholders a Superior Proposal (any of the foregoing actions, whether by the Company’s board of directors or a committee thereof, a “Change of Recommendation”), only if all of the following conditions are met:
               (i) the Company General Meeting has not occurred,
               (ii) the board of directors (or any committee thereof charged with such authority) of the Company has concluded in good faith, based on advice of its outside legal counsel, and after taking into account the legal, financial, fiduciary and other aspects of such unsolicited bona fide written Acquisition Proposal, that, in light of such Superior Proposal, the failure of the board of directors to effect a Change of Recommendation would constitute a breach of its fiduciary obligations to its shareholders under applicable Legal Requirements (which for this purpose shall be deemed to consist of Israeli Legal Requirements and, in addition, in order to determine the appropriate standards that would apply to such fiduciary obligations, the Company’s board of directors may also consider and act on the basis of Delaware Legal Requirements), and
               (iii) the Company’s board of directors has (x) provided to Parent five (5) Business Days’ prior written notice of its intent to effect a Change of Recommendation (which notice shall include reasonable details of the applicable Superior Proposal and the manner in which it intends to effect the Change of Recommendation), provided that such five (5) Business Day period shall be extended for an additional five (5) Business Days following each modification of the financial or other materials terms of such Superior Proposal so long as the Company’s board of directors determines that such modified proposal continues to constitute a Superior Proposal, (y) subject to applicable antitrust laws and regulations relating to the exchange of information, made available to Parent all materials and information made available to the Person making the Superior Proposal in connection with such Superior Proposal, and (z) for such five (5) Business Day period (plus each applicable extension) following the delivery to Parent of such notice and the provision of the materials and information referred to in (y) above, the Company shall, if requested by Parent, negotiate in good faith with Parent to revise this Agreement with the goal that the Acquisition Proposal that constituted a Superior Proposal would no longer constitute a Superior Proposal.

          (e) Unless this Agreement has been terminated in accordance with Section 9.1 and no Legal Proceeding to dispute such termination shall have been commenced by Parent in good faith and is then pending, the Company agrees that it shall not submit to the vote of its shareholders any Acquisition Proposal (whether or not a Superior Proposal) or propose to do so. Nothing contained in this Agreement shall be deemed to restrict the Company from making such disclosures as may be required, based on the advice of the Company’s outside legal counsel, by Israeli or U.S. federal securities laws or applicable fiduciary duties.
          (f) Nothing contained in this Section 5.4 shall prohibit the Company or the Company’s board of directors from (i) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or making a statement required under Rule 14d-9 under the Exchange Act, and (ii) making any disclosure to its stockholders that the Company Board shall have determined in good faith (after consultation with its outside legal counsel) is required under applicable Legal Requirements (which for this purpose shall be deemed to consist of Israeli Legal Requirements and, in addition, in order to determine the appropriate standards that would apply to such fiduciary obligations, the Company’s board of directors may also consider and act on the basis of Delaware Legal Requirements) and all applicable rules and regulations of the SEC.
Section 6. Additional Covenants of the Parties.
          6.1 Merger Proposal. As promptly as reasonably practicable after the execution and delivery of this Agreement, (a) the Company and Merger Sub shall cause a merger proposal (in the Hebrew language) (the “Merger Proposal”) to be executed in accordance with Section 316 of the Israeli Companies Law, (b) the Company shall call the Company General Meeting, and (c) within three (3) days from the date of calling of the Company General Meeting, the Company shall deliver and file the Merger Proposal with the Companies Registrar. Each of the Company and Merger Sub shall cause a copy of the Merger Proposal to be delivered to each of their secured creditors no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar, and shall promptly inform its non-secured creditors of the Merger Proposal and its contents in accordance with Section 318 of the Israeli Companies Law. Promptly after the Company and Merger Sub shall have complied with the preceding sentence, the Company and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the Israeli Companies Law, that notice was given to their respective creditors under Section 318 of the Israeli Companies Law. In addition to the above, each of the Company and, if applicable, Merger Sub, shall (i) publish a notice to its creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, the Company’s registered offices or Merger Sub’s registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (A) two daily Hebrew newspapers circulated in Israel, on the day that the Merger Proposal is submitted to the Companies Registrar, (B) a newspaper circulated in New York City, no later than three Business Days following the day on which the Merger Proposal was submitted to the Companies Registrar, and (C) in such other manner as may be required by applicable law and regulations, (ii) within four Business Days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the Israeli Companies Law) of which the Company or Merger Sub, as applicable, is aware, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in sub-Section (i) above, and (iii) send to the “workers committee” or display in a prominent place at the Company’s premises, a copy of the notice published in a daily Hebrew newspaper (as referred to in sub-Section (i)(A) above), no later than three (3) Business Days following the day on which the Merger Proposal was submitted to the Companies Registrar.
     6.2 Proxy Statement. As promptly as practicable after the date of this Agreement, but in any event no later than fifteen (15) calendar days after the date of this Agreement, the Company shall prepare and cause to be mailed to the shareholders of the Company the Proxy Statement and cause all required filings to be filed with the SEC. The Company shall use all reasonable efforts (a) to cause the Proxy Statement to comply with all applicable Legal Requirements (including all applicable rules and regulations of the SEC), and (b) to respond promptly to any (if any) comments of the SEC or its staff and any comments of the ISA or its staff. Parent and its outside legal counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement and any material related to the Company General Meeting (and any adjustment or postponement thereof), in each case each time before either such document (or any amendment thereto) is filed with the SEC or published, and reasonable and good faith consideration shall be given to any comments made by such party and its counsel. If any event relating to any of the Acquired Companies occurs, or if the Company becomes aware of any information, that should be disclosed in a supplement to the Proxy Statement, then the Company shall promptly inform Parent thereof and shall promptly file such supplement with the SEC and, if appropriate, promptly mail such supplement to the shareholders of the Company.
     6.3 Company General Meeting.
          (a) The Company shall take all action necessary under all applicable Legal Requirements to call (as promptly as reasonably practicable after the execution and delivery of this Agreement), give notice of and hold a meeting of the holders of Company Shares to vote on the proposal to approve the Merger (the “Company General Meeting”). Subject to the notice requirements of the Israeli Companies Law and the Articles of Association of the Company and to the occurrence of any acts of war, sabotage, terrorism, acts of God or natural disasters in Israel that prevent the Company from holding the Company General Meeting after using reasonable best efforts to do so, the Company General Meeting shall be held (on a date selected by the Company in consultation with Parent) as promptly as practicable after the date of this Agreement, but in any event no later than 45 days after the date of this Agreement. The Company shall ensure that all proxies solicited in connection with the Company General Meeting are solicited in compliance with all applicable Legal Requirements and shall otherwise comply with all Legal Requirements applicable to such meeting. The Company shall not permit the adjournment or postponement of the Company General Meeting without the prior written consent of Parent; provided, however, that if Parent so requests, the Company shall adjourn or postpone the Company General Meeting for a period of up to 45 days. The Company shall use its commercially reasonable efforts to obtain the Required Company Shareholder Vote.
          (b) Subject to Section 5.4, the Proxy Statement shall include a statement to the effect that the board of directors of the Company recommends that the Company’s shareholders vote to approve the Merger at the Company General Meeting (the recommendation of the Company’s board of directors that the Company’s shareholders vote to approve the Merger being referred to as the “Company Board Recommendation”). Subject to Section 5.4, the Company Board Recommendation shall not be withdrawn or modified in a manner adverse to Parent, and no resolution by the board of directors of the Company or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Parent shall be adopted or proposed.
          (c) The Company’s obligation to call, give notice of and hold the Company General Meeting in accordance with Section 6.3(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Acquisition Proposal, except if the Company terminates this Agreement in accordance with Section 9.1 and no Legal Proceeding to dispute such termination shall have been commenced by Parent in good faith and is then pending.
          (d) Promptly after the approval of the Merger by the Company’s shareholders at the Company General Meeting, the Company shall (in accordance with Section 317(b) of the Israeli Companies Law) inform the Companies Registrar of the decision of the Company General Meeting with respect to the Merger.
     6.4 Regulatory Approvals.
          (a) Each party shall use all commercially reasonable efforts to deliver and file, as promptly as practicable after the date of this Agreement, each notice, report or other document required to be delivered by such party to or filed by such party with any Governmental Body with respect to the Merger, and to submit promptly any additional information requested by such Governmental Body. Without limiting the generality of the foregoing:
               (i) Parent shall not more than sixty (60) days, and not less than (40) forty days, prior to the Closing Date determine by its Board of Directors or properly designated designee in good faith and in accordance with Title 16, Sections 801.10(b) and 802.4 of the U.S. Code of Federal Regulations that the fair market value of the HSR reportable assets to be acquired in connection with the transaction is not greater than US$63.4 million; provided, however, that in the event Parent determines that the fair market value of the HSR reportable assets to be acquired in connection with the transaction is greater than $63.4 million, then the provisions of Section 6.4(a)(ii) and (iv) shall apply;
               (ii) in the event Parent determines pursuant to Section 6.4(a)(i) that the fair market value of the HSR reportable assets to be acquired in connection with the transaction is greater than US$63.4 million, the Company and Parent shall prepare and file notifications under the HSR Act as promptly as practicable after the Parent informs Company of such determination;
               (iii) the Company and Parent shall respond as promptly as practicable to any inquiries or requests received from any Governmental Body with respect to the Merger;
               (iv) in the event such a filing is required, each of the Company and Parent agree that, during the term of this Agreement, it will not withdraw its filing under the HSR Act or any other applicable antitrust Legal Requirements without the written consent of the other party or enter into any timing arrangement with any Governmental Body without the written consent of the other party; and

               (v) the Company shall use all commercially reasonable efforts to obtain, as promptly as practicable after the date of this Agreement, all Consents that may be required in connection with the Merger, including the approval of the Investment Center.
          (b) Each party shall (i) give the other parties prompt notice of the commencement of any Legal Proceeding by or before any Governmental Body with respect to the Merger, (ii) keep the other parties informed as to the status of any such Legal Proceeding, and (iii) promptly inform the other parties of any communication to or from the any Governmental Body regarding the Merger or any of the other transactions contemplated by this Agreement. The parties will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any Legal Proceeding relating to the Merger. In addition, except as may be prohibited by any Governmental Body or by any Legal Requirement, in connection with any such Legal Proceeding under or relating to any antitrust or fair trade law, each party will permit authorized Representatives of the other party to be present at each meeting or conference relating to any such Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Body in connection with any such Legal Proceeding.
     6.5 Company Compensatory Awards.
          (a) Except as otherwise provided in Section 6.5(b) or on Schedule 6.5(a), at the Effective Time by virtue of the Merger and without any action on the part of the holders thereof, each Company Option, Company RSU and other equity-based award denominated in Company Shares (each such award, a “Company Compensatory Award”) that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, shall be assumed by Parent and converted automatically at the Effective Time into an option, restricted stock unit award or other equity-based award, as the case may be, denominated in Parent Ordinary Shares and which has other terms and conditions substantially identical to those of the related Company Compensatory Award, except that (i) the number of Parent Ordinary Shares subject to each such award shall be determined by multiplying the number of Company Shares subject to such Company Compensatory Award immediately prior to the Effective Time by a fraction (the “Award Exchange Ratio”), the numerator of which is the Per Share Merger Consideration and the denominator of which is the average closing price of a Parent Ordinary Share on NASDAQ over the five (5) trading days immediately preceding (but not including) the date on which the Effective Time occurs (rounded down to the nearest whole share), and (ii) if applicable, the exercise or purchase price per Parent Ordinary Share (rounded upwards to the nearest whole cent) shall equal (x) the per share exercise or purchase price per Company Share otherwise purchasable pursuant to such Company Compensatory Award immediately prior to the Effective Time divided by (y) the Award Exchange Ratio; provided, however, that in no case shall the exchange of a Company Option be performed in a manner that is not in compliance with the adjustment requirements of Section 409A of the Code and, with respect to Company Options intended to qualify as incentive stock options under Section 422 of the Code, Section 424 of the Code or Section 1.424-1 of the Treasury Regulations. Notwithstanding the foregoing, nothing in this Section 6.5 shall restrict any holder of Company Compensatory Award from exercising any vested portion of the Company Compensatory Award into Company Shares (including by way of cashless exercise if allowed by the Company), at any time prior to the Effective Time.

          (b) Notwithstanding the foregoing clause (a), each Company Compensatory Award that is held by a person who is not an employee of, or a consultant to, the Company or any Subsidiary of the Company as of the Effective Time (the “Cashed Out Compensatory Awards”) shall not be assumed by Parent pursuant to this Section 6.5(b) and shall, immediately prior to the Effective Time, be cancelled and extinguished and the vested portion (and, in the case of non-employee members of the Company Board, the unvested portion to the extent such unvested portion will automatically vest on the Closing Date pursuant to the underlying grant agreement or any other Acquired Company Benefit Plan) thereof shall automatically be converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the aggregate number of Company Shares that were issuable upon exercise or settlement of the vested portion (and, in the case of non-employee members of the Company Board, the unvested portion to the extent such unvested portion will automatically vest on the Closing Date pursuant to the underlying grant agreement or any other Acquired Company Benefit Plan) of such Cashed Out Compensatory Award immediately prior to the Effective Time (after giving effect to any acceleration provided under the terms of the applicable Company Share Plan under which the Company Compensatory Award was granted, the applicable award agreement and any other Acquired Company Benefit Plan disclosed in Part 3.16(a) of the Company Disclosure Schedule) and (ii) the Per Share Merger Consideration, less any per share exercise price or purchase price of such Cashed Out Compensatory Award. In the event any Cashed Out Compensatory Award is subject to Section 409A of the Code, the payment of the amount of cash with respect thereto shall be delayed to the extent necessary to comply with Section 409A of the Code.
          (c) The Company shall take such action as may be reasonably necessary to provide that following the Effective Time, no holder of a Company Compensatory Award or any participant in any Company Share Plan, or other Acquired Company Benefit Plan or employee benefit arrangement of the Company or under any employment agreement shall have any right hereunder to acquire any Company Shares, any interest in Company Shares (including any “phantom” stock or stock appreciation rights) or any other interest in the equity of the Company, any of its Subsidiaries or the Surviving Corporation, including in the event the assumption of the Company Compensatory Awards is delayed in accordance with Section 6.5(e). Notwithstanding the foregoing, on the first day of any fiscal year commencing after the date of this Agreement and prior to the Effective Time, the Company shall cause the number of shares reserved for issuance pursuant to the Company 2007 Incentive Compensation Plan to increase by the maximum amount permissible under Section 4.1(y)(i) and (ii) of the Company 2007 Incentive Compensation Plan without giving effect to Section 4.1(y)(iii) of the Company 2007 Incentive Compensation Plan.
          (d) As soon as reasonably practicable following the date of this Agreement and in any event prior to the Effective Time, the board of directors of the Company (or, if appropriate, any committee administering the Company Share Plans) shall adopt such resolutions that are necessary for the assumption and conversion of the Company Compensatory Awards and Company Restricted Share Awards pursuant to this Section 6.5.
          (e) As soon as reasonably practicable after the execution of this Agreement, the Company shall instruct its Israeli counsel, advisors and accountants, in coordination with Parent, to prepare and file with the Israeli Tax Authority an application for a ruling in relation to the assumption by Parent of Company Compensatory Awards granted to Israeli employees, service providers and officers of the Company which will provide, among other things that (i) the assumption of the Company Compensatory Awards will not result in a taxable event with respect to such Company Compensatory Awards pursuant to Section 3(i) or Section 102 of the Israeli Tax Ordinance (“Section 102”), and with respect to such Company Compensatory Awards subject to Section 102 that tax continuity shall apply including with regard to the requisite holding period which will be deemed to have begun at the time of the grant of Company Compensatory Awards and with regard to the classification of the gain, (ii) the payments made in respect to Shares issued upon exercise or vesting of Company Compensatory Awards granted under the capital gains route of Section 102 and held by the trustee who is holding or controlling such Shares pursuant to the provisions of Section 102 (the “102 Trustee”), shall not constitute a violation of Section 102 if deposited with the 102 Trustee and released only after the lapse of the minimum trust period required by Section 102 (the “102 Trust Period”), (iii) Parent and anyone acting on its behalf shall be exempt from withholding tax in relation to any payments made to the 102 Trustee (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Israeli Option Tax Ruling”). Each of Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli Option Tax Ruling. Subject to the terms and conditions hereof, Company shall use reasonable best efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Legal Requirements to obtain the Israeli Option Tax Ruling as promptly as practicable. The final text of the Israeli Option Tax Ruling or the Interim Option Ruling shall in all circumstances be subject to the prior written confirmation of Parent or its counsel, which consent shall not unreasonably be withheld, conditioned or delayed. If the Israeli Option Tax Ruling is not granted prior to Closing, the Company shall seek to receive prior to the Closing an interim tax ruling confirming that Parent and anyone acting on its behalf shall be exempt from Israeli withholding tax in relation to any payments made to the 102 Trustee (the “Interim Option Ruling”). In the event that the Israeli Option Tax Ruling has not been received by the Closing, the Parent shall delay the assumption of the Company Compensatory Awards held by Israeli residents until receipt of either the Israeli Option Tax Ruling or a separate confirmation from the Israeli Tax Authority that such assumption will not constitute a tax event in Israel. In the event that the Israeli Option Tax Ruling has not been received within 180 days of the Closing, and unless otherwise instructed by the Israeli Tax Authority, the Parent will assume the Company Compensatory Awards as provided above and shall withhold any amount that may be required under law.
          (f) As soon as reasonably practicable after the Effective Time, and in no event later than ten (10) Business Days thereafter, Parent shall file with the SEC a registration statement on Form S-8 with respect to the Parent Ordinary Shares issuable upon exercise or vesting of the Company Compensatory Awards assumed by Parent hereunder and Parent shall use commercially reasonable efforts to maintain the effectiveness of such registration statement for so long as the Company Compensatory Awards remain outstanding. Notwithstanding anything in this Agreement to the contrary, Parent shall not issue any Parent Ordinary Shares in respect of any Company Compensatory Awards until the Form S-8 to be filed as herein provided has become effective.
     6.6 Directors and Officers Indemnification and Liability Insurance.
          (a) From and after the Effective Time, Parent shall cause the Surviving Corporation to fulfill and honor the obligations of the Company pursuant to any indemnification agreements of the Company, on the one hand, and any of its officers and directors (collectively, the “Indemnified Persons”), on the other hand (the “Indemnification Agreements”), which agreements shall survive the Merger and continue in full force and effect in accordance with their respective terms as in effect on the date of this Agreement, and any indemnification, exculpation or advancement of expenses provisions under the Articles of Association of the Company as in effect immediately prior to the date hereof.
          (b) Parent shall cause the Articles of Association of the Surviving Corporation to contain provisions with respect to indemnification and exemption that are at least as favorable to the Indemnified Persons as those contained in the Company’s Articles of Association as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of seven years from the Effective Date in any manner that would adversely affect the rights of the Indemnified Persons thereunder, unless such modification is required by Legal Requirements.
          (c) From the Effective Time until the seventh (7th) anniversary of the Effective Time, Parent shall or shall cause the Surviving Corporation to maintain in effect, for the benefit of the persons who were directors and executive officers of the Company immediately prior to the Effective Time with respect to their acts or omissions occurring prior to the Effective Time, any existing policy of directors’ and officers’ liability insurance maintained by the Company for the benefit of such directors and executive officers as of the date of this Agreement in the form or forms disclosed by the Company to Parent prior to the date of this Agreement (collectively the “Existing Policy”); provided, however, that (i) the Surviving Corporation may substitute for the Existing Policy a policy or policies on comparably the same terms in the aggregate with respect to coverage and amount to those of the Existing Policy in effect on the date hereof, and (ii) the Surviving Corporation shall not be required to pay annual premiums for the Existing Policy (or for any substitute policies) in excess of two hundred percent (200%) of the aggregate premium paid by the Company and its Subsidiaries in the year ended December 31, 2009 for such coverage, provided, however, that in the event any future annual premiums for the Existing Policy (or any substitute policies) exceed such cap, the Surviving Corporation shall be entitled to reduce the amount of coverage of the Existing Policy (or any substitute policies) to the amount of coverage that can be obtained for a premium equal to such cap. Notwithstanding the foregoing, at any time prior to the Effective Time, the Company shall have the right to, following notice to Parent, and shall at the request of Parent, purchase a “tail” directors’ and officers’ liability insurance policy, for a total premium in aggregate of no more than two hundred seventy-five percent (275%) of the aggregate premium paid by the Company and its Subsidiaries in the year ended December 31, 2009, covering the same persons and providing the same terms with respect to coverage and amount as aforesaid, and that by its terms shall provide coverage until the seventh (7th) anniversary of the Effective Time, and upon the purchase of such insurance Parent’s and the Surviving Corporation’s obligations pursuant to the first sentence of this Section 6.6(c) shall be deemed satisfied.
          (d) If Parent or the Surviving Corporation or any of their successors or assigns shall (i) consolidate with or merge into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations of Parent and/or the Surviving Corporation set forth in this Section 6.6.

          (e) The rights of each Indemnified Person under this Section 6.6 shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person. Parent shall pay all reasonable expenses, including attorney fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations under this Section 6.6.
     6.7 Additional Agreements.
          (a) Subject to Section 6.7(b), Parent and the Company shall use all reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, but subject to Section 6.7(b), each party (i) shall make all deliveries and filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and the other transactions contemplated by this Agreement, (ii) shall use all reasonable efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the Merger or any of the other transactions contemplated by this Agreement, and (iii) shall use all reasonable efforts to lift any restraint, injunction or other legal bar to the Merger. The Company shall promptly deliver to Parent a copy of each such delivery or filing made, each such notice given and each such Consent obtained by the Company during the Pre-Closing Period.
          (b) Notwithstanding anything to the contrary contained in this Agreement, Parent shall not have any obligation under this Agreement (i) to dispose or transfer or cause any of its Subsidiaries to dispose of or transfer any assets, or to commit to cause any of the Acquired Companies to dispose of any assets (other than payment of the consideration pursuant to Section 2.4(a)(iii) and 2.4(a)(iv)), (ii) to discontinue or cause any of its Subsidiaries to discontinue offering any product or service, or to commit to cause any of the Acquired Companies to discontinue offering any product or service, (iii) to license or otherwise make available, or cause any of its Subsidiaries to license or otherwise make available, to any Person, any Technology or Intellectual Property Right, or to commit to cause any of the Acquired Companies to license or otherwise make available to any Person any Technology or Intellectual Property Right, (iv) to hold separate or cause any of its Subsidiaries to hold separate any assets or operations (either before or after the Closing Date), or to commit to cause any of the Acquired Companies to hold separate any assets or operations, (v) to make or cause any of its Subsidiaries to make any commitment (to any Governmental Body or otherwise) regarding its future operations or the future operations of any of the Acquired Companies, or (vi) to contest any Legal Proceeding relating to the Merger if Parent determines in good faith that contesting such Legal Proceeding would not be advisable.
          (c) Unless the board of directors of the Company shall have effected a Change in Recommendation, the Company shall, at the reasonable request of Parent, execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be necessary to evidence or effect the consummation of this Agreement and the transactions contemplated by this Agreement.
     6.8 Disclosure. Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statement with respect to the Merger or any of the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, the Company shall not, and shall direct its Representatives not to, make any disclosure regarding the Merger or any of the other transactions contemplated by this Agreement unless (a) Parent shall have approved such disclosure (such approval not to be unreasonably withheld or delayed), or (b) the Company shall have been advised in writing by its outside legal counsel that such disclosure is required by applicable Legal Requirements.
     6.9 Securityholder Litigation. The Company shall control and shall give Parent, at its sole cost and expense, the opportunity to participate in, the defense or settlement of any securityholder litigation against the Company and/or its directors relating to the transactions contemplated in this Agreement, and no settlement shall be agreed to without Parent’s prior consent (such consent not to be unreasonably withheld or delayed).
Section 7. Conditions Precedent to Obligations of Parent and Merger Sub.
     The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:
     7.1 Accuracy of Representations. The representations and warranties of the Company set forth in:
          (a) this Agreement (other than in Section 3.3, Section 3.9(d), Section 3.9(f), Section 3.9(i), Section 3.9(k), Section 3.22, Section 3.23, Section 3.24 and Section 3.27) shall be true and correct (without giving effect to any qualification as to materiality or “Material Adverse Effect” set forth therein) as of the date of this Agreement and at and as of the Closing Date as though made on or as of such date (other than, in each case, those representations and warranties that address matters only as of a particular date or only with respect to a specified period of time, that need only be true and correct (without giving effect to any qualification as to materiality or “Material Adverse Effect” set forth therein) as of such particular date or with respect to such specified period), except where the failure of such representations and warranties (as modified above, but including those representations and warranties that address matters only as of a particular date or only with respect to a specified period of time) to be true and correct as of the date hereof or at and as of the Closing Date has not had, individually or in the aggregate, a Material Adverse Effect;
          (b) Section 3.3 shall be true and correct in all respects as of the date hereof and at and as of the Closing Date as though made on or as of such date, except where the failure of such representations and warranties to be true and correct as of the date of this Agreement and at and as of the Closing Date does not, directly or indirectly, result in additional costs to Parent or the Surviving Corporation in excess of $5,000,000 in the aggregate (excluding the issuance of Company Shares upon the exercise of Company Compensatory Awards);
          (c) each of Section 3.9(d), Section 3.9(f), Section 3.9(i), and Section 3.9(k), to the extent not qualified by materiality or “Material Adverse Effect,” shall be true and correct in all material respects, and to the extent so qualified, shall be true and correct in all respects, as of the date of this Agreement and at and as of the Closing Date as though made on or as of such date (except for those representations and warranties that address matters only as of a particular date or only with respect to a specified period of time, that need only be true and correct in all material respects, or in all respects, as applicable, as of such particular date or with respect to such specified period), except where the failure of such representations and warranties (as modified above, but including those representations and warranties that address matters only as of a particular date or only with respect to a specified period of time) to be true and correct as of the date hereof or at and as of the Closing Date has not, individually or in the aggregate, materially impacted the Company’s ability to develop, support or commercialize its current products and services; and
          (d) each of Section 3.22, Section 3.23, Section 3.24 and Section 3.27, to the extent not qualified by materiality or “Material Adverse Effect,” shall be true and correct in all material respects, and to the extent so qualified, shall be true and correct in all respects, as of the date of this Agreement and at and as of the Closing Date as though made on or as of such date (except for those representations and warranties that address matters only as of a particular date or only with respect to a specified period of time, that need only be true and correct in all material respects, or in all respects, as applicable, as of such particular date or with respect to such specified period).
     7.2 Performance of Covenants. Each covenant or obligation that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects. Notwithstanding the foregoing, any failure by the Company to notify Parent in writing pursuant to Section 5.2(c)(i), (ii) or (iv) shall not constitute a failure of the Company to comply with or perform its covenants or obligations for purposes of this Section 7.2; provided, however, that the rights of Parent or Merger Sub are not materially prejudiced as a result of such failure.
     7.3 Company Shareholder Approval. The Merger shall have been duly approved by the Required Company Shareholder Vote.
     7.4 Consents. All consents identified in Schedule 7.4 shall have been obtained and shall be in full force and effect.
     7.5 Certificates.
          (a) Parent and the Company shall have received a certificate executed on behalf of the Company by its Chief Executive Officer confirming that the conditions set forth in Sections 7.1, 7.2, 7.3, 7.4, 7.7 and 7.8, have been duly satisfied.
          (b) Voltaire, Inc. will provide to Parent at the Closing a certificate and notice to the IRS pursuant to Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h), executed by Voltaire, Inc. and in form and substance satisfactory to Parent.
     7.6 Resignations. Parent shall have received the written resignations of all executive officers and directors of each of the Acquired Companies, or evidence of an action taken by the Company’s board of directors to ensure that such individuals are no longer acting, as executive officers and directors, respectively, effective as of the Effective Time.
     7.7 Employees. Not more than 33% of the Designated Employees shall have terminated their employment with the Company or tendered their resignation to the Company, with such resignation taking effect prior to the Closing.
     7.8 No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing any Material Adverse Effect on the Acquired Companies.

     7.9 Antitrust Clearances. If an HSR notification has been submitted pursuant to Section 6.4(a)(i), the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and any Consent required under any applicable Israeli antitrust law or regulation shall have been obtained.
     7.10 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.
     7.11 No Governmental Litigation. There shall not be instituted and pending any Legal Proceeding by a Governmental Body challenging or seeking to restrain or prohibit the consummation of the Merger.
     7.12 No Other Litigation. There shall not be pending any Legal Proceeding by a Governmental Body that would be reasonably likely to have a Material Adverse Effect on the Acquired Companies or on Parent (a) seeking to prohibit or limit in any material respect Parent’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to any of the shares of any of the Acquired Companies, or (b) which would materially and adversely affect the right of Parent, or any of the Acquired Companies, to own the assets or operate the business of the Acquired Companies.
Section 8. Conditions Precedent to Obligation of the Company.
     The obligation of the Company to effect the Merger and otherwise consummate the transactions contemplated by this Agreement is subject to the satisfaction, at or prior to the Closing, of the following conditions:
     8.1 Accuracy of Representations.
          (a) The representations and warranties of Parent in this Agreement that do not contain materiality qualifications shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects as of the Closing Date as if made on and as of the Closing Date.
          (b) The representations and warranties of Parent in this Agreement that contain materiality qualifications shall have been accurate in all respects as of the date of this Agreement and shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date.
     8.2 Performance of Covenants. All of the covenants and obligations that Parent and Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.
     8.3 Company Shareholder Approval. The Merger shall have been duly approved by the Required Company Shareholder Vote.

     8.4 Documents. The Company shall have received a certificate executed on behalf of Parent by an executive officer of Parent, confirming that the conditions set forth in Sections 8.1 and 8.2 have been duly satisfied.
     8.5 HSR Act. If an HSR notification has been submitted pursuant to Section 6.4(a)(i), the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; any similar waiting period under any applicable Israeli antitrust law or regulation shall have expired or been terminated; and any Consent required under any applicable Israeli antitrust law or regulation shall have been obtained.
     8.6 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger by the Company shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger by the Company illegal.
     8.7 No Governmental Litigation. There shall not be instituted and pending any Legal Proceeding by a Governmental Body of competent jurisdiction challenging or seeking to restrain or prohibit the consummation of the Merger.
     Section 9. Termination.
     9.1 Termination. This Agreement may be terminated prior to the Effective Time, except as otherwise set forth below, whether before or after approval of the Merger by the Company’s shareholders:
          (a) by mutual written consent of Parent and the Company;
          (b) by either Parent or the Company if the Merger shall not have been consummated by April 21, 2011 (the “Outside Date”); provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 9.1(b) if the failure to consummate the Merger by the Outside Date solely arises from or is directly attributable to a failure on the part of the party seeking to terminate this Agreement to perform any material obligation required to be performed by such party at or prior to the Effective Time;
          (c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;
          (d) by either Parent or the Company if (i) the Company General Meeting, including any adjournments and postponements thereof, shall have been held and completed and the Company’s shareholders shall have taken a final vote on the proposal to approve the Merger, and (ii) the Merger shall not have been approved at such meeting by the Required Company Shareholder Vote (and shall not have been approved at any adjournment or postponement thereof); provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 9.1(d) if the failure to obtain such shareholder approval solely arises from or is directly attributable to a failure on the part of such party to perform any material obligation required to be performed by such party at or prior to the Effective Time;

          (e) by Parent at any time prior to the approval of the Merger by the Required Company Shareholder Vote if a Company Triggering Event shall have occurred;
          (f) by Parent if (i) any of the Company’s representations and warranties contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 7.1 would not be satisfied, or (ii) any of the Company’s covenants contained in this Agreement shall have been breached such that the condition set forth in Section 7.2 would not be satisfied; provided, however, that if an inaccuracy in the Company’s representations and warranties or a breach of a covenant by the Company is curable by the Company and the Company is continuing to exercise all commercially reasonable efforts to cure such inaccuracy or breach, then Parent may not terminate this Agreement under this Section 9.1(f) on account of such inaccuracy or breach;
          (g) by the Company if (i) any of Parent’s representations and warranties contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 8.1 would not be satisfied, or (ii) any of Parent’s covenants contained in this Agreement shall have been breached such that the condition set forth in Section 8.2 would not be satisfied; provided, however, that if an inaccuracy in Parent’s representations and warranties or a breach of a covenant by Parent is curable by Parent and Parent is continuing to exercise all commercially reasonable efforts to cure such inaccuracy or breach, then the Company may not terminate this Agreement under this Section 9.1(g) on account of such inaccuracy or breach;
          (h) by the Company, in connection with a Change of Recommendation of the Company pursuant to Section 5.4(d) following compliance in full with all of the Company’s obligations under Section 5.4 in respect of the applicable Change of Recommendation; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 9.1(h) unless, on the date of such termination, the Company (A) enters into a definitive agreement for any Acquisition Transaction other than the transaction contemplated by this Agreement, and (B) makes the payments and pays any fees required to be made to Parent pursuant to Section 9.3(a) or 9.3(b); or
          (i) by Parent, if there shall have occurred and remain uncured any Material Adverse Effect on the Acquired Companies since the date of this Agreement; provided, however, that if such Material Adverse Effect is curable by the Company and the Company is continuing to exercise all commercially reasonable efforts to cure such Material Adverse Effect, then Parent may not terminate this Agreement under this Section 9.1(i) on account of the occurrence of such Material Adverse Effect for a period of 45 days after Knowledge of the Company of the occurrence of such Material Adverse Effect.
     9.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (i) this Section 9.2, Section 9.3 and Section 10 shall survive the termination of this Agreement and shall remain in full force and effect, and (ii) the termination of this Agreement shall not relieve any party from any liability for any fraud or intentional and knowing breach of any representation, warranty or covenant contained in this Agreement.

     9.3 Expenses; Termination Fees.
          (a) Except as set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that if this Agreement is terminated by Parent or the Company pursuant to Section 9.1(d), by Parent pursuant to 9.1(e) or 9.1(f) or by the Company pursuant to Section 9.1(h), then the Company shall make a nonrefundable cash payment to Parent, at the time specified in the next sentence, in the sum of $2.5 million (“Expenses”) to compensate Parent for fees and expenses incurred by or on behalf of Parent in connection with the preparation and negotiation of this Agreement and otherwise in connection with the Merger. In the case of termination of this Agreement by the Company pursuant to Section 9.1(d) or 9.1(h), the nonrefundable payment of Expenses pursuant to the proviso to the first sentence of this Section 9.3 shall be made by the Company concurrently with such termination; and in the case of termination of this Agreement by Parent pursuant to Section 9.1(d), 9.1(e) or 9.1(f), the nonrefundable payment of Expenses pursuant to the proviso to the first sentence of this Section shall be made by the Company within two (2) Business Days after such termination.
          (b) Without limiting the provisions of Section 10.6, if
               (i) this Agreement is terminated by Parent or the Company pursuant to Section 9.1(d) and (x) at or prior to the time of the Company General Meeting an Acquisition Proposal shall have been publicly announced and not publicly withdrawn, and (y) the Company enters into a binding agreement to consummate, or consummates, an Acquisition Transaction in respect of such Acquisition Proposal within twelve (12) months after the date of such termination (which for this purpose only, each reference to “85%” and “15%” appearing in the definition of an “Acquisition Transaction” shall be “50%”); or
               (ii) this Agreement is terminated by Parent pursuant to Section 9.1(e), or
               (iii) this Agreement is terminated by the Company pursuant to Section 9.1(h);
then (without limiting any liability of the Company for any breach by the Company of any provision of this Agreement), in any such case, the Company shall pay to Parent, in cash at the time specified in the next sentence, a nonrefundable fee in the amount of $8,700,000 (the “Fee”) less the amount of any Expenses previously paid pursuant to Section 9.3(a). In the case of termination of this Agreement by Parent or the Company pursuant to Section 9.1(d), the Fee less the amount of any Expenses previously paid pursuant to Section 9.3(a) shall be paid immediately prior to the consummation of the Acquisition Transaction or entry into the definitive agreement in respect of the Acquisition Transaction, whichever is earlier. In the case of termination of this Agreement by Parent pursuant to Section 9.1(e), the Fee less the amount of any Expenses previously paid pursuant to Section 9.3(a) shall be paid by the Company within two (2) Business Days after such termination. In the case of termination of this Agreement by the Company pursuant to Section 9.1(h), the Fee less the amount of any Expenses previously paid pursuant to Section 9.3(a) shall be paid by the Company concurrently with such termination.

          (c) Notwithstanding anything to the contrary in this Agreement, each of Parent and Merger Sub acknowledges and agrees, on behalf of itself and its affiliates, that the Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and Merger Sub in the circumstances in which the Fee is payable for the efforts and resources expended and opportunity forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision.
          (d) In no event shall more than one (1) Fee be payable.
Section 10. Miscellaneous Provisions.
     10.1 Amendment. This Agreement may be amended with the approval of the respective boards of directors of the Company and Parent at any time (whether before or after approval of the Merger by the shareholders of the Company); provided, however, that after any such approval of the Merger by the Company’s shareholders, no amendment shall be made which by law requires further approval of the shareholders of the Company without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of the parties.
     10.2 Waiver.
          (a) No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.
          (b) No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
     10.3 No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Merger.
     10.4 Entire Agreement; Counterparts. This Agreement constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof; provided, however, that the confidentiality provisions of the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with their terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.
     10.5 Governing Law; Venue. This Agreement shall be solely governed by, and construed in accordance with, the laws of the State of Israel, without giving effect to any other choice of law or conflict of law provision or rule (whether of the State of Israel or otherwise) that would cause the application of the laws of any jurisdiction other than the State of Israel. Any dispute arising under or in relation to this Agreement shall be resolved in, and the sole and exclusive jurisdiction shall be with, the competent court located in Tel Aviv, and each of the parties hereby submits irrevocably to the jurisdiction of such courts. The parties hereby (a) consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10.9 or in such other manner as may be permitted by law shall be valid and sufficient service thereof, (b) agree that they will not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such court, and (c) agree that they will not bring any action relating to this Agreement or the Merger in any court other than the court located in Tel Aviv. Each party agrees that a final judgment in any action or proceeding in any such court shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.
     10.6 Specific Performance. Each of the Company and Parent agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each of the Company and Parent shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity.
     10.7 Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.
     10.8 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties and their respective successors and assigns; provided, however, that neither this Agreement nor any of a party’s rights or obligations hereunder may be assigned by such party without the prior written consent of the other party, and any attempted assignment of this Agreement or any of such rights by such party without such prior written consent shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except for the rights of the holders of the Company Shares and the Company Compensatory Awards to receive the Per Share Merger Consideration and the provisions of Section 6.5.
     10.9 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties):

     if to Parent or Merger Sub:
Mellanox Technologies, Ltd.
Hermon Bldg.
Yokneam, Israel 20692
Attention: Chief Executive Officer
with a copy to:
Mellanox Technologies, Inc.
350 Oakmead Parkway, Suite 100
Sunnyvale, CA 94085
Attention: Vice President of Legal Affairs
with copies (which shall not constitute notice) to:
Latham & Watkins LLP
140 Scott Drive
Menlo Park, California 94025
Attn: Alan C. Mendelson
         Mark V. Roeder
         Kathleen M. Wells
Herzog, Fox and Neeman
Asia House
4 Weismann Street
Tel Aviv, 64239
Israel
Attn: Ehud Sol
         Hanan Haviv
          if to the Company:
Voltaire Ltd.
13 Zarchin Street
Ra’anana, 43662
Israel
Attn: Chief Executive Officer
with a copy to:
Voltaire, Inc.
100 Apollo Drive
Chelmsford, Massachusetts 01824
Attn: Chief Executive Officer
         Chief Financial Officer
with copies (which shall not constitute notice) to:
Morrison & Foerster LLP
425 Market Street

San Francisco, CA 94
Attn: Bruce Mann
         Jeffrey Washenko
Ori Rosen & Co., Law Offices
Attn: Ori Rosen, Adv.
         Oren Knobel, Adv.
1 Azrieli Center Tel Aviv 67021
     10.10 Severability. If any provision of this Agreement or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Agreement. Each provision of this Agreement is separable from every other provision of this Agreement, and each part of each provision of this Agreement is separable from every other part of such provision.
     10.11 No Other Representations and Warranties. Parent and Merger Sub, on the one hand, and the Company, on the other hand, each acknowledges and agrees that, in connection with this Agreement and the Merger, except for the representations and warranties of the Company set forth in Section 3, including the Company Disclosure Schedule, and of Parent set forth in Section 4, (a) no party (or any of its affiliates, stockholders, directors, officers, employees, agents, representatives, advisors or any other person) makes, and no party (or any of its affiliates, stockholders, directors, officers, employees, agents, representatives, advisors or any other person) has made, any representations or warranties, express or implied, relating to such party, its subsidiaries, its businesses or operations or otherwise, including with respect to any information or materials, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to the other party or any of its affiliates, stockholders, directors, officers, employees, agents, representatives, advisors or any other person (including in “data rooms” or management presentations) in anticipation or contemplation of the Merger, and (b) any information or materials, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to the other party or any of its affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, or any other person (including in “data rooms” or management presentations) in anticipation or contemplation of the Merger shall not be deemed to be representations or warranties of a party for purposes of this Agreement except to the extent any such information or material is the subject of any representation or warranty set forth in this Agreement. Each party acknowledges and agrees that it is not relying on any representations or warranties, express or implied, relating to the other party, its subsidiaries, its businesses or operations or otherwise, including with respect to any information or materials, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to such party or any of its affiliates, stockholders, directors, officers, employees, agents, representatives, advisors or any other person (including in

“data rooms” or management presentations) in anticipation or contemplation of the Merger, except to the extent of the representations and warranties set forth in this Agreement.
     10.12 Construction.
          (a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.
          (b) The parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.
          (c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”
          (d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement.
          (e) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.
          (f) The “Knowledge” of the Company shall mean the knowledge of each executive officer or director of the Company set forth on Schedule 10.12(f).
          (g) Except as otherwise indicated, (i) all references in this Agreement to dollar amounts and to “$” are intended to refer to U.S. dollars, and (ii) all references in this Agreement to “NIS” are intended to refer to New Israeli Shekels.
          (h) The phrase “made available to Parent” when used herein, shall mean that true and correct copies of the subject document, executed by all parties thereto as applicable, were uploaded to the virtual data room established by the Company prior to the date of this Agreement or were otherwise delivered to Parent.
          (i) The English language version of this Agreement shall be controlling (and any translation of this Agreement into the Hebrew language shall be for the convenience of the parties only and shall not be taken into account in connection with the construction or interpretation of this Agreement).

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

Mellanox Technologies, Ltd.

By:	/s/ Eyal Waldman
Name:	Eyal Waldman
Title:	CEO

Mondial Acquisition Corporation Ltd.

By:	/s/ Eyal Waldman
Name:	Eyal Waldman
Title:	Director

Voltaire Ltd.

By:	/s/ Miron (Ronnie) Kenneth
Name:	Miron (Ronnie) Kenneth
Title:	CEO